FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                               As of March 6, 2006



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                          Form 20-F x    Form 40-F
                                   ---            ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                          Yes            No x
                             ---           ---


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' consolidated condensed interim financial statements as of September 30, 2005.

                                  TENARIS S.A.







                                  CONSOLIDATED
                              FINANCIAL STATEMENTS




              For the years ended December 31, 2005, 2004 and 2003














46a, Avenue John F. Kennedy - 2nd Floor.
L - 1855 Luxembourg

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------
CONSOLIDATED INCOME STATEMENTS

                                                                                  Year ended December 31,
                                                                     --------------------------------------------------
(all amounts in thousands of U.S. dollars, unless           Notes         2005            2004              2003
otherwise stated)

Net sales                                                     1          6,736,197        4,136,063       3,179,652
Cost of sales                                                 2         (3,942,758)      (2,776,936)     (2,207,827)
                                                                     =================================================
Gross profit                                                             2,793,439        1,359,127         971,825
Selling, general and administrative expense                   3           (842,574)        (672,449)       (566,835)
Other operating income                                        5(i)          11,986          152,591           8,859
Other operating expense                                       5(ii)        (14,405)         (25,751)       (125,659)
                                                                     =================================================
Operating income                                                         1,948,446          813,518         288,190
Financial income (expense), net                               6           (109,738)           5,802         (29,420)
                                                                     =================================================
Income before equity in earnings of associated
companies and income tax                                                 1,838,708          819,320         258,770
Equity in earnings of associated companies                    7            117,377          206,037          27,585
                                                                     =================================================
Income before income tax                                                 1,956,085        1,025,357         286,355
Income tax                                                    8           (568,753)        (220,376)        (63,918)
                                                                     =================================================
Income for the year (1)                                                  1,387,332          804,981         222,437
                                                                     =================================================
Income for the year attributable to (1):
Equity holders of the Company                                            1,277,547          784,703         210,308
Minority interest                                                          109,785           20,278          12,129
                                                                     =================================================
                                                                         1,387,332          804,981         222,437
                                                                     =================================================


Earnings per share attributable to equity holders of the
Company (1)
Weighted average number of ordinary shares outstanding
(in thousands)                                                9          1,180,537        1,180,507       1,167,230
Earnings per share (U.S. dollars per share)                   9               1.08             0.66            0.18
Earnings per ADS (U.S. dollars per ADS)                       9              10.82             6.65            1.80

(1) Prior to December 31, 2004 minority interest was shown in the income statement before net income, as required by International Financial Reporting Standards ("IFRS") in effect. For years beginning on or after January 1, 2005, International Accounting Standards ("IAS") 1 (revised) requires that income for the year as shown on the income statement not exclude minority interest. Earnings per share, however, continue to be calculated on the basis of net income attributable solely to the equity holders of the Company (see Section IV (a)).

The accompanying notes are an integral part of these consolidated financial statements.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS
(all amounts in thousands of U.S. dollars)

                                                                At December 31,              At December 31,
                                                                      2005                       2004
                                                              -----------------------    ------------------------
                                                       Notes
ASSETS
Non-current assets
  Property, plant and equipment, net                    10          2,230,038                2,164,601
  Intangible assets, net                                11            159,099                   49,211
  Investments in associated companies                   12            257,234                   99,451
  Other investments                                     13             25,647                   24,395
  Deferred tax assets                                   21            194,874                  161,173
  Receivables                                           14             65,852  2,932,744       151,365  2,650,196
                                                                  ------------              -----------
Current assets
  Inventories                                           15          1,376,113                1,269,470
  Receivables and prepayments                           16            143,282                  279,450
  Current tax assets                                    17            102,455                   94,996
  Trade receivables                                     18          1,324,171                  936,931
  Other investments                                     19(i)         119,907                  119,666
  Cash and cash equivalents                             19(ii)        707,356  3,773,284       311,579  3,012,092
                                                                  -----------------------   ----------------------
Total assets                                                                   6,706,028                5,662,288
                                                                              ===========              ===========

EQUITY AND LIABILITIES (Section IV. (a))
Capital and reserves attributable to the Company's
equity holders
  Share capital                                                     1,180,537                1,180,537
  Legal reserves                                                      118,054                  118,054
  Share premium                                                       609,733                  609,733
  Other distributable reserve                                               -                       82
  Currency translation adjustments                                    (59,743)                 (30,020)
  Other reserves                                                        2,718                        -
  Retained earnings                                                 1,656,503  3,507,802       617,538  2,495,924
                                                                  ------------             ------------

Minority interest                                                                268,071                  165,271
                                                                              -----------              -----------
Total equity                                                                   3,775,873                2,661,195
                                                                              -----------              -----------

LIABILITIES
Non-current liabilities
  Borrowings                                            20            678,112                  420,751
  Deferred tax liabilities                              21            353,395                  371,975
  Other liabilities                                     22(i)         154,378                  172,442
  Provisions                                            23(ii)         43,964                   31,776
  Trade payables                                                        1,205  1,231,054         4,303  1,001,247
                                                                  ------------             ------------

Current liabilities
  Borrowings                                            20            332,180                  838,591
  Current tax liabilities                                             452,534                  222,735
  Other liabilities                                     22(ii)        138,875                  194,945
  Provisions                                            24(ii)         36,945                   42,636
  Customer advances                                                   113,243                  108,847
  Trade payables                                                      625,324  1,699,101       592,092  1,999,846
                                                                  -----------------------  -----------------------

Total liabilities                                                              2,930,155                3,001,093
                                                                             -----------              -----------

Total equity and liabilities                                                   6,706,028                5,662,288
                                                                             ===========              ===========

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 26. The accompanying notes are an integral part of these consolidated financial statements.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(all amounts in thousands of U.S. dollars)

-----------------------------------------------------------------------------------------------------
                                           Attributable to equity holders of the Company
                              -----------------------------------------------------------------------
                                                                                                             Minority
                                                                                                             Interest
                                                                Other         Currency             Retained   (see
                                Share       Legal    Share   Distributable   translation  Other    Earnings   Section
                               Capital    Reserves  Premium   Reserve (*)    adjustment  Reserves    (*)      IV.(a))     Total
                              ---------------------------------------------------------------------------------------------------

Balance at January 1, 2005    1,180,537   118,054   609,733         82        (30,020)         -    617,538   165,271  2,661,195
Effect of adopting IFRS 3
(see Section IV.)                     -        -          -          -          -              -    110,775         -    110,775

                              ---------------------------------------------------------------------------------------------------
Adjusted balance at
January 1, 2005               1,180,537   118,054   609,733         82        (30,020)         -    728,313   165,271  2,771,970
Currency translation
 differences                          -         -         -          -        (29,723)         -          -     7,180    (22,543)
Increase in equity reserves in
 Ternium (see Note 28)                                                                     2,718                           2,718
Acquisition of minority
 interest                             -         -         -          -              -          -          -       153        153
Dividends paid in cash                -         -         -        (82)             -          -   (349,357)  (14,318)  (363,757)
Income for the year                   -         -         -          -              -          -  1,277,547   109,785  1,387,332

                              ---------------------------------------------------------------------------------------------------
Balance at December 31, 2005  1,180,537   118,054   609,733          -        (59,743)     2,718  1,656,503   268,071  3,775,873
                              ---------------------------------------------------------------------------------------------------

(*) The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 26 (v).

The accompanying notes are an integral part of these consolidated financial statements.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONT'D.)

(all amounts in thousands of U.S. dollars)

                                -----------------------------------------------------------------------------------------------
                                                  Attributable to equity holders of the Company
                                -----------------------------------------------------------------------   Minority
                                                                  Other         Currency                  Interest
                                  Share     Legal     Share    Distributable   translation   Retained   (see Section
                                 Capital  Reserves   Premium     Reserve       adjustments   Earnings     IV. (a))        Total
                                ---------------------------------------------------------------------------------------------------

Balance at January 1, 2004    1,180,288   118,029   609,269     96,555        (34,194)       (128,667)      119,984    1,961,264

Currency translation
 differences                          -         -         -          -          4,174               -         9,478       13,652
Capital Increase and
 acquisition of
 minority interest                  249        25       464         82              -               -        20,457       21,277
Dividends paid in cash                -         -         -    (96,555)             -         (38,498)       (4,926)    (139,979)
Income for the year                   -         -         -          -              -         784,703        20,278      804,981
                                ---------------------------------------------------------------------------------------------------
Balance at December 31, 2004  1,180,537   118,054   609,733         82        (30,020)        617,538       165,271    2,661,195
                                ---------------------------------------------------------------------------------------------------


                                -----------------------------------------------------------------------------------------------
                                                  Attributable to equity holders of the Company
                                -----------------------------------------------------------------------    Minority
                                                                   Other        Currency                   Interest
                                  Share      Legal      Share   Distributable translation    Retained    (see Section
                                 Capital    Reserves   Premium    Reserve      adjustments   Earnings      IV. (a))       Total
                                ---------------------------------------------------------------------------------------------------

Balance at January 1, 2003    1,160,701   116,070   587,493    206,744        (34,503)       (342,451)      186,783    1,880,837

Currency translation
 differences                          -         -         -          -            309               -        16,738       17,047
Capital Increase, exchange
 transaction and acquisition
 of minority interest            19,587     1,959    21,776      4,813              -           3,476       (81,602)     (29,991)
Dividends paid                        -         -         -   (115,002)             -               -       (14,064)    (129,066)
Income for the year                   -         -         -          -              -         210,308        12,129      222,437
                                ---------------------------------------------------------------------------------------------------
Balance at December 31, 2003  1,180,288   118,029   609,269     96,555        (34,194)       (128,667)      119,984    1,961,264
                                ---------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------
CONSOLIDATED CASH FLOW STATEMENTS

                                                                                       Year ended December 31,
                                                                                 -----------------------------------
(all amounts in thousands of U.S. dollars)                                            2005        2004      2003
                                                                                 -----------------------------------
Cash flows from operating activities
Income for the year                                                               1,387,332     804,981   222,437
Adjustments for:
 Depreciation and amortization                                           10&11      214,227     208,119   199,799
 Income tax accruals less payments                                       30(ii)     149,487      44,659  (138,570)
 Equity in earnings of associated companies                                7       (117,377)   (206,037)  (27,585)
 Interest accruals less payments, net                                    30(iii)      1,919      16,973    (3,032)
                                                                           26
Power plant impairment                                                  (iv)(d)           -      11,705         -
Changes in provisions                                                     23&24       6,497      11,455       (13)
Result from disposition of investments in associated companies                            -           -    (1,018)
Proceeds from Fintecna arbitration award net of BHP settlement            26(i)      66,594    (126,126)  114,182
Changes in working capital (1)                                            30(i)    (433,939)   (621,187) (107,156)
Other, including currency translation adjustment                                     20,583     (46,254)   16,592
                                                                                 -----------------------------------
Net cash provided by operating activities                                         1,295,323      98,288   275,636
                                                                                 -----------------------------------

Cash flows from investing activities
Capital expenditures                                                      10&11    (284,474)   (183,312) (162,624)
Acquisitions of subsidiaries                                               28(a)    (48,292)    (97,595)  (65,283)
Convertible loan to associated companies                                   28(d)    (40,358)          -   (31,128)
Proceeds from disposal of property, plant and equipment and intangible
 assets                                                                               9,995      12,054     5,965
Proceeds from sales of investments in associated companies                                -           -     1,124
Dividends and distributions received from associated companies              12       59,127      48,598         -
Changes in restricted bank deposits                                                  11,452     (13,500)        -
Investments in short term securities                                               (119,907)          -         -
Reimbursement from trust funds                                                      119,666      20,359         -
Acquisitions of minority interest                                                         -           -      (299)
                                                                                 -----------------------------------
Net cash used in investing activities                                              (292,791)   (213,396) (252,245)
                                                                                 -----------------------------------

Cash flows from financing activities
Dividends paid                                                                     (349,439)   (135,053) (115,002)
Dividends paid to minority interest in subsidiaries                                 (14,318)        (31)  (14,064)
Proceeds from borrowings                                                          1,222,861     632,095   552,446
Repayments of borrowings                                                         (1,463,233)   (326,453) (506,717)
                                                                                 -----------------------------------
Net cash (used in)  provided by financing activities                               (604,129)    170,558   (83,337)
                                                                                 -----------------------------------
Increase (decrease) in cash and cash equivalents                                    398,403      55,450   (59,946)

Movement in cash and cash equivalents
At beginning of the year                                                            293,824     238,030   294,887
Effect of exchange rate changes                                                     (11,636)        344     3,089
Increase in cash and cash equivalents                                               398,403      55,450   (59,946)
                                                                                 -----------------------------------
At December 31,                                                                     680,591     293,824   238,030
                                                                                 -----------------------------------
Non-cash financing activities:
Fair value adjustment of minority interest acquired                                       -           -      (925)
Common stock issued in acquisition of minority interest                                   -         820    51,611
Conversion of debt to equity in subsidiaries                                              -      13,072         -



(1) In 2004, includes USD55.1 million corresponding to the first installment paid in connection with the final settlement of BHP claim

The accompanying notes are an integral part of these consolidated financial statements.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------
INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

I.    GENERAL INFORMATION                        V.    OTHER NOTES TO THE CONSOLIDATED
                                                       FINANCIAL STATEMENTS

                                                 1     Segment information

II.   ACCOUNTING POLICIES ("AP")                 2     Cost of sales

A     Basis of presentation                      3     Selling, general and administrative expenses

B     Group accounting                           4     Labor costs (included in Cost of sales and
                                                       Selling, general and administrative expenses)

C     Segment information                        5     Other operating items

D     Foreign currency translation               6     Financial income (expenses), net

E     Property, plant and equipment              7     Equity in earnings of associated companies

F     Impairment of non financial assets         8     Income tax

G     Intangible assets                          9     Earnings and dividends per share

H     Other investments                          10    Property, plant and equipment, net

I     Inventories                                11    Intangible assets, net

J     Trade receivables                          12    Investments in associated companies

K     Cash and cash equivalents                  13    Other investments non current

L     Shareholders' Equity                       14    Receivables non current

M     Borrowings                                 15    Inventories

N     Income taxes - Current and Deferred        16    Receivables and prepayments

O     Employee - related liabilities             17    Current tax assets

P     Employees' statutory profit sharing        18    Trade receivables

Q     Provisions and other liabilities           19    Cash and cash equivalents, and Other investments

R     Revenue recognition                        20    Borrowings

S     Cost of sales and sales expenses           21    Deferred income tax

T     Earnings per share                         22    Other liabilities

U     Derivative financial instruments           23    Non-current allowances and provisions

                                                 24    Current allowances and provisions

III.  FINANCIAL RISK MANAGEMENT                  25    Derivative financial instruments

                                                 26    Contingencies, commitments and restrictions on the
                                                       distribution of profits

IV.   IMPACT OF NEW ACCOUNTING                   27    Ordinary shares and share premium
      PRONOUNCEMENTS
                                                 28    Business and other acquisitions

                                                 29    Related party transactions

                                                 30    Cash flow disclosures

                                                 31    Principal subsidiaries

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------
I. GENERAL INFORMATION

Tenaris S.A. (the "Company" or "Tenaris"), a Luxembourg corporation (societe anonyme holding), was incorporated on December 17, 2001, as a holding company for investments in steel pipe manufacturing and distributing operations. The Company holds, either directly or indirectly, controlling interests in various subsidiaries. A list of the Company's investment holdings is included in Note 31.

Tenaris shares are listed on the New York, Buenos Aires, Milan and Mexico City Stock Exchanges.

These consolidated financial statements were approved for issue by the Tenaris Board of Directors on March 1, 2006.


II. ACCOUNTING POLICIES

A    Basis of presentation

The Consolidated Financial Statements of Tenaris and its subsidiaries have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The consolidated financial statements are presented in thousands of U.S. dollars ("$").

At December 31, 2005, 2004 and 2003, the financial statements of Tenaris and its subsidiaries have been consolidated.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

The preparation of consolidated financial statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

B    Group accounting

(1)  Subsidiary companies

Subsidiary companies are entities which are controlled by Tenaris as a result of its ownership of more than 50% of the voting rights or its ability to otherwise govern an entity's financial and operating policies. Subsidiaries are consolidated from the date on which control is exercised by the Company and are no longer consolidated from the date that the Company ceases to have control.

The Company has applied IFRS 3 for all business combinations after March 31, 2004.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of acquisition, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the Company's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Material intercompany transactions and balances between Tenaris subsidiaries have been eliminated in consolidation. However, the fact that the functional currency of some subsidiaries is their respective local currency, generates some financial gains (losses) arising from intercompany transactions, that are included in the consolidated income statement under Financial income (expense), net.



See Note 31 for the list of the consolidated subsidiaries.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

(2)  Associated companies

Investments in associated companies are accounted for by the equity method of accounting and initially recognized at cost. Associated companies are companies in which Tenaris owns between 20% and 50% of the voting rights or over which Tenaris has significant influence, but does not have control. Unrealized results on transactions between Tenaris and its associated companies are eliminated to the extent of Tenaris' interest in the associated companies. Unrealized losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of associated companies have been changed where necessary to ensure consistency with the policies adopted by the Company. The Company's pro-rata share of earnings in associated companies is recorded in Equity in earnings of profit of associated companies. The Company's pro-rata share of changes in other reserves is recognized in reserves in the Statement of Changes in Equity.

The Company's investment in Ternium S.A. ("Ternium") has been accounted for under the equity method, as Tenaris has significant influence as defined in IAS 28, Investments in Associates. At December 31, 2005, Tenaris held 15.0% of Ternium's common stock. The Company's investment in Ternium is carried at historical cost plus proportional ownership of Ternium's earnings and other shareholders' equity accounts. Because the exchange of its holdings in Amazonia and Ylopa for shares in Ternium was considered to be a transaction between companies under common control of San Faustin N.V., Tenaris recorded its initial ownership interest in Ternium at $229.7 million, the carrying value of the investments exchanged. This value is $22.6 million less than Tenaris' proportional ownership of Ternium's shareholders' equity at the transaction date. As a result of this treatment, Tenaris' investment in Ternium will not reflect its proportional ownership of Ternium's net equity position. Ternium carried out an initial public offering of its shares on February 1, 2006, listing its shares on the New York Stock Exchange.

See Note 12 for a list of principal associated companies.

C    Segment information

The Company is organized around four major business segments: Seamless, Welded and Other Metallic Products, Energy and Others. A business segment is a group of assets and operations that are subject to risks and returns that are different from those of other business segments.

The secondary reporting format is based on geographical segments. For geographical purposes, Tenaris groups its operations into five segments: South America, Europe, North America, Middle East and Africa, and Far East and
Oceania. Allocation of net sales is based on the geographic location of the Company's customers, while allocation of assets and capital expenditures and associated depreciation and amortization are based on the geographic location of the assets.

D    Foreign Currency Translation

(1)  Functional currency

IAS 21(revised) defines the functional currency as the currency of the primary economic environment in which an entity operates.

The functional currency of Tenaris S.A. is the U.S. dollar. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to the Company's global operations. Generally, the functional currency of Tenaris's subsidiaries is the respective local currency. The Company's Argentine operations, however, which consist of Siderca S.A.I.C. ("Siderca") and its Argentine subsidiaries, have determined their functional currency to be the U.S. dollar, based on the following considerations:

     o Sales are mainly negotiated, denominated and settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the price considers exposure to fluctuation in the rate of exchange rate versus the U.S. dollar;
     o Prices of critical raw materials and inputs are priced and settled in U.S. dollars;
     o The exchange rate of the currency of Argentina has long-been affected by recurring and severe economic crises;
     o Net financial assets and liabilities are mainly received and maintained in U.S. dollars.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

In addition to Siderca, the Company's commercial network subsidiaries and intermediate holding subsidiaries also use the U.S. dollar as their functional currency, reflecting the transaction environment and cash flow of these operations.

(2)  Translation  of  financial   information  in  currencies   other  than  the
     functional currency

Results of operations for subsidiaries whose functional currencies are not the U.S. dollar are translated into U.S. dollars at the average exchange rates for each quarter of the year. Balance sheet positions are translated at the end-of-year exchange rates. Translation differences are recognized in equity as currency translation adjustments. In the case of a sale or other disposal of any such subsidiary, any accumulated translation difference would be recognized in income as a gain or loss from the sale.

(3)  Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions, including intercompany transactions, and from the translation of monetary assets and liabilities denominated in currencies other than the functional currency, are recorded as gains and losses from foreign exchange and included in Financial income (expense), net in the income statement.

E    Property, plant and equipment

Property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and impairment losses. Property, Plant and Equipment acquired through acquisitions accounted for as business combinations have been valued initially at the fair market value of the assets acquired.

Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when the investment enhances the condition of assets beyond its original condition.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the year in which they are incurred.

Borrowing costs that are attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of the asset, in accordance with IAS 23, Borrowing Costs. Capital assets for which borrowing costs may be capitalized are those that require a substantial period of time to prepare for their intended use.

Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life, as follows:

        Buildings and improvements                               30-50 years
        Plant and production equipment                           10-20 years
        Vehicles, furniture and fixtures, and other equipment     4-10 years

The residual values and useful lives of significant plant and equipment are reviewed, and adjusted if appropriate, at each year-end date. Any charges from such reviews are included in Cost of sales in the income statement.

Estimating useful lives for depreciation is particularly difficult as the service lives of assets are also impacted by maintenance and changes in technology, and the Company's ability to adapt technological innovation to the existing asset base. As a result, management considers estimation of asset lived as a critical accounting estimate. Management's reestimation of asset useful lives did not materially affect depreciation expense for 2005.

Gains and losses on disposals are determined by comparing net proceeds with the carrying amount of assets. These are included in Other operating income or Other operating expense in the income statement.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

F    Impairment of non financial assets

Events and circumstances may potentially affect the recoverability of the carrying value of tangible and intangible assets, including investments in associated and other companies. The carrying value of other non financial assets is evaluated whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the assets's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. Assets other than goodwill that have been impaired are reviewed for possible reversal of the impairment at each reporting date.

Goodwill is tested for impairment on an annual basis. Assessment of the recoverability of the carrying value of goodwill and other non financial assets require a significant judgment. The Company evaluates goodwill allocated to the operating units for impairment on an annual basis in accordance with IAS 36, Impairment of Assets (see AP G).

Although management believes its estimates and projections are appropriate based on currently available information, the actual operating performance of an asset or group of assets which has been tested for impairment may be significantly different from current expectations. In such an event, the carrying value of goodwill, investments in associates and other non-financial assets may be different from amounts currently recorded and materially affect asset values and results of operations.

G    Intangible assets

(1)  Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of the Company's share of net assets acquired as part of business combinations. In accordance with IFRS 3, beginning January 1, 2005, goodwill is considered to have an indefinite life and is not amortized, but is subject to annual impairment testing. In the event of impairment, impairment losses on goodwill are not reversed. No impairment losses related to goodwill were recorded by the Company during the three years covered by these financial statements. Goodwill is included in `Intangible assets, net' on the balance sheet.

Gains and losses on the disposal of a business include the carrying amount of any goodwill related to the business being sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units expected to benefit from the business combination which generated the goodwill being tested.

Negative goodwill represents an excess of the fair value of identifiable net assets acquired in a business combination over the cost of the acquisition. IFRS 3 requires negative goodwill to be recognized immediately as a gain in the income statement.

(2)  Information systems projects

Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to the development, acquisition and implementation of information systems are recognized as intangible assets if it is probable they have economic benefits exceeding beyond one year.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are classified as Selling, general and administrative expenses in the income statement.

(3)      Licenses and patents

Expenditures on purchased patents, trademarks, technology transfer and licenses are capitalized and amortized using the straight-line method over their estimated useful lives.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

(4)  Research and development

Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended 2005, 2004 and 2003 totaled $34.7, $26.3 and $21.9 million, respectively.

H    Other Investments

Other investments consist primarily of investments in financial debt instruments and equity investments where the Company holds less than 20% of the outstanding equity and does not exert significant influence.

IAS 39 (revised), "Financial Instruments: Recognition and Measurement" ("IAS 39"), with effect as of January 1, 2005, requires that financial investments be classified depending on the intent for the investment. IAS 39 (revised) specifies four categories: financial assets held at "fair value through profit or loss", "held-to-maturity investments", "loans and receivables" and "available-for-sale". Investments that do not fulfill the specific requirements of IAS 39 for financial assets at "fair value through profit or loss", "held-to-maturity investments" or "loans and receivables" categories are included in the residual "available-for-sale" category. All of Tenaris's investments are classified as financial assets "at fair value through profit or loss". As explained in section IV., the Company applied the transition provisions of IAS 39 and designated as "financial assets carried at fair value through profit or loss" the investments that were previously recognized as "available-for-sale".

Purchases and sales of financial investments are recognized as of the trade date, which is the date that Tenaris commits to purchase or sell the investment, and which is not significantly different from the actual settlement date. Subsequent to their acquisition, the change in fair value of financial investments designated as held at fair value through profit or loss is charged to financial income (expense) in the income statement.

Income from financial investments is recognized in Financial income (expense), net in the income statement. Interest receivable on investments in debt securities is calculated using the effective interest method. Dividends from investments in equity instruments are recognized in the income statement when the Company's right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial investment is not active or the securities are not listed, the Company estimates fair value by using standard valuation techniques.

I    Inventories

Inventories are stated at the lower of cost (calculated principally on the first-in-first-out "FIFO" method) and net realizable value as a whole. The cost of finished goods and goods in process is comprised of raw materials, direct labor, other direct costs and related production overhead costs. Net realizable value is estimated collectively for inventories as the sales price in the ordinary course of business, less any costs of completion and selling expenses. Goods in transit at year end are valued at supplier invoice cost.

For purposes of determining net realizable value, the Company establishes an allowance for obsolete or slow-moving inventory related to finished goods, supplies and spare parts. For slow moving or obsolete finished products, an allowance is established for based on management's analysis of product aging. An allowance for slow-moving inventory of supplies and spare parts is established based on management's analysis of such items to be used as intended and the consideration of potential obsolescence due to technological changes.

J    Trade receivables

Trade receivables are recognized initially at original invoice amount. The Company analyzes its trade accounts receivable on a regular basis and, when aware of a specific client's difficulty or inability to meet its obligations to Tenaris, impairs any amounts due by means of a charge to an allowance for doubtful accounts receivable. Additionally, this allowance is adjusted periodically based on the aging of receivables.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

K    Cash and cash equivalents

Cash and cash equivalents are comprised of cash in banks, short-term money market funds and highly liquid short-term securities with a maturity of less than 90 days at date of purchase. Assets recorded in cash and cash equivalents are carried at fair market value, or at historical cost which approximates fair market value.

For the purposes of the cash flow statement, cash and cash equivalents is comprised of cash, bank accounts and short-term highly liquid investments and overdrafts.

On the balance sheet, bank overdrafts are included in borrowings in current liabilities.

L    Shareholder' Equity

(1)  Basis of presentation

The consolidated statement of changes in equity includes:
     o The value of share capital, legal reserve, share premium and other distributable reserve calculated in accordance with Luxembourg Law;
     o The currency translation adjustments, retained earnings, minority interest and other reserves calculated in accordance with IFRS;

(2)  Share Capital

Ordinary shares are classified as equity.

(3)  Dividends Paid by Tenaris to Shareholders

Dividends payable are recorded in Tenaris' financial statements in the year in which they are approved by the Company's shareholders, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company.

Dividends may be paid by Tenaris to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law. As a result, retained earnings included in the consolidated financial statements may not be wholly distributable. See Note 26 (v).


M    Borrowings

Borrowings are recognized initially for an amount equal to the proceeds received net of transaction costs. In subsequent years, borrowings are stated at amortized cost. Any difference between net proceeds and redemption value is recognized as interest expense within Financial income (expense) in the income statement over the expected tenor of the borrowings.

N    Income Taxes - Current and Deferred

Under present Luxembourg law, the Company is not subject to income tax, withholding tax on dividends paid to shareholders or capital gains tax payable in Luxembourg as long as the Company maintains its status as a "Holding Billionaire Company".

The current income tax charge is calculated on the basis of the tax laws in effect in the countries where the Company's subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations is subject to interpretation and establishes provisions when appropriate.

Deferred income taxes are calculated applying the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from the effect of currency translation on fixed assets, depreciation on property, plant and equipment, valuation of inventories and provisions for pensions. Deferred tax assets are also recognized for net

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is expected to settled, based on tax laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to utilize those recognized deferred tax assets against such income.

O    Employee-related liabilities

(a)  Employee severance indemnity

Employee severance indemnity costs are assessed annually using the projected unit credit method. Employee severance indemnity obligations are measured at the present value of the estimated future cash outflows, based on actuarial calculations provided by independent advisors and in accordance with current legislation and labor contracts in effect in each respective country. The cost of this obligation is charged to the income statement over the expected service lives of employees.

This provision is primarily related to the liability accrued for employees at Tenaris' Italian and Mexican subsidiaries.

(b)  Defined benefit pension obligations

Certain officers of the Company are covered by defined benefit employee retirement plans designed to provide post-retirement, termination and other benefits.

Post-retirement costs are assessed using the projected unit credit method. Post-retirement obligations are measured at the present value of the estimated future cash outflows, based on actuarial calculations provided by independent advisors. Actuarial gains and losses are recognized over the average remaining service lives of employees.

Benefits provided under the Company's main plan are provided in U.S. dollars, and are calculated based on seven-year salary averages. Tenaris accumulates assets for the payment of benefits expected to be disbursed by this plan in the form of investments that are subject to time limitations for redemption. These investments are neither part of a specific pension plan nor are they segregated from the Company's other assets. As a result, this plan is considered to be "unfunded" under IFRS definitions.

Certain other officers and former employees of one specific Tenaris subsidiary are covered by a separate plan defined as "funded" under IFRS definitions.

(c)  Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

Other length of service based compensation to employees in the event of dismissal or death is charged to income in the year in which it becomes payable.

P    Employee statutory profit sharing

Under Mexican law, the Company's Mexican subsidiaries are required to pay their employees an annual benefit calculated on a basis similar to that used for local income tax purposes. Employee statutory profit sharing is calculated using the liability method, and is recorded in Current other liabilities and Non-current other liabilities on the balance sheet. Because Mexican employee statutory profit sharing is determined on a basis similar to that used for determining local income taxes, the Company accounts for temporary differences arising between the statutory calculation and reported expense as determined under IFRS in a manner similar to the calculation of deferred income tax.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

Q    Provisions and other liabilities

Provisions are accrued to reflect estimates of expenses incurred based on best available information. Estimates are based on information available as of the date of preparation of the financial statements. If Tenaris expects to be reimbursed for an accrued expense, as would be the case for an expense or loss covered under an insurance contract, and reimbursement is considered virtually certain, the expected reimbursement is recognized as a receivable.

Contingencies

Tenaris is subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. The Company's potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration the Company's litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. As the scope of liabilities become better defined, there may be changes in the estimates of future costs which could have a material adverse effect on its results of operations, financial condition and net worth.

R    Revenue recognition

The Company's products and services are sold based upon purchase orders, contracts or upon other persuasive evidence of an arrangement with customers, including that the sales price is known or determinable and the arrangement does not include right of return or other similar provisions or other significant post-delivery obligations. Sales are recognized as revenue upon delivery and when collection is reasonably assured. Delivery is defined by the transfer of risk provision of sales contracts and may include delivery to a customer's storage facility located at one of the Company's subsidiaries.

Other revenues earned by Tenaris are recognized on the following bases:
     o    Interest income: on the effective yield basis.
     o Dividend income from investments in other companies: when Tenaris' right to collect is established.

S    Cost of sales and sales expenses

Cost of sales and sales expenses are recognized in the income statement on the accrual basis of accounting.

Shipping and handling costs related to customer sales are recorded in selling, general and administrative expense in the income statement.

T    Earnings per share

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of common shares outstanding during the year.

U    Derivative financial instruments

Accounting for derivative financial instruments and hedging activities is included within the section III, "Financial Risk Management", below.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------
III. FINANCIAL RISK MANAGEMENT

The multinational nature of Tenaris' operations and customer base expose the Company to a variety of risks, including the effects of changes in foreign currency exchange rates and interest rates. To manage the volatility related to these exposures, management evaluates exposures on a consolidated basis to take advantage of logical exposure netting. For a portion of the remaining exposures, the Company or its subsidiaries may enter into various derivative transactions in order to manage potential adverse impacts on the Company's financial performance. Such derivative transactions are executed in accordance with internal policies in areas such as counterparty exposure and hedging practices.

A. Financial Risk Factors

(i)  Foreign exchange rate risk management

Tenaris manufactures and sells its products in a number of countries throughout the world and as a result is exposed to foreign exchange rate risk. The purpose of the Company's foreign currency hedging program is to reduce the risk caused by short-term changes in exchange rates.

Tenaris aims to neutralize the potential negative impact of currency fluctuations in the value of other currencies with respect to the dollar. Because a number of subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities as reported IFRS may not reflect management's assessment of its foreign exchange risk hedging program.

(ii) Interest rate risk management

The Company's financing strategy is to manage interest expense using a mixture of fixed-rate and variable-rate debt. To manage this risk in a cost efficient manner, Tenaris enters into interest rate swaps in which it agrees to exchange with the counterparty, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. Dalmine and Tamsa have entered into interest rate swaps related to long-term debt to partially hedge future interest payments, as well as to convert borrowings from floating to fixed rates.

(iii) Concentration of credit risk

The Company's single largest customer is Petroleos Mexicanos, or Pemex. Sales to Pemex, as a percentage of our total sales, amounted to approximately 8% in 2005.

The Company's credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow the Company to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risk whenever deemed necessary. Tenaris maintains allowances for potential credit losses.

Derivative counterparties and cash transactions are limited to high credit quality financial institutions. We have established strict counterparty credit guidelines and normally enter into transactions with investment grade financial institutions.

(iv) Liquidity risk

Management maintains sufficient cash and marketable securities or credit facilities to finance normal operations. The Company also has committed credit facilities that adequately backup its ability to close out market positions if needed.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------
B. Fair value estimation

For purposes of estimating the fair value of financial assets and liabilities with maturities of less than one year, the market value was considered. Most borrowings are comprised of variable rate debt or fixed rate debt that in general terms are comparable to market rates. As a result, the fair value of the Company's borrowings approximates its current amounts and is not disclosed separately.

C. Accounting for Derivative Financial Instruments and Hedging Activities

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently remeasured at fair value. The Company recognizes the full amount related to the change in fair value of derivative financial instruments in "Financial income (expense), net" in the current year.

Tenaris does not hold or issue derivative financial instruments for speculative trading purposes.


IV. IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

Interpretations and amendments to published standards effective in 2005

IASB Project to Improve International Financial Reporting Standards

In December 2003, as a part of the project to improve International Financial Reporting Standards, the IASB released revisions to certain standards including:
IAS 1, "Presentation of Financial Statements"; IAS 16, "Property, Plant and Equipment"; IAS 39 (Amendment), "Transition and initial recognition of financial assets and financial liabilities"; and, IFRS 3, "Business Combinations". The revised standards apply to annual periods beginning on or after January 1, 2005. Adoption of new or revised standards has been made in accordance with the respective transition provisions.

The main impacts to the Company's consolidated financial statements are:

(a)  Presentation of minority interest

     IAS 1 (revised) requires disclosure on the face of the income statement of an entity's income or loss for the year and the allocation of that amount between "income or loss attributable to minority interest" and "income or loss attributable to equity holders of the Company". Earnings per share continue to be calculated on the basis of net income attributable solely to the equity holders of the entity. Also, for periods beginning on or after January 1, 2005, minority interest is included within equity in the consolidated balance sheet and is no longer shown as a separate category in the Liabilities section of the balance sheet. This change resulted in an increase of $165.3 million in the Company's reported equity at January 1, 2005.

(b)  Reestimation of Plant and Equipment Useful Lives

     International Accounting Standard No. 16, Property, Plant and Equipment, requires for periods beginning on or after January 1, 2005, that the residual value and the useful life of fixed assets be reviewed at least at each financial year-end, and, if expectations differ from previous estimates, for the change to be treated as a change in an accounting estimate. The impact of the reestimation of useful lives for the Company's plant and equipment for the year ended December 31, 2005 was not material.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------
Interpretations and amendments to published standards effective in 2005
(Cont'd.)

(c)  IAS 39 (revised), Financial Instruments: recognition and measurement

     In accordance with the transition provisions of IAS 39 (revised), the Company designated certain investments in financial instruments previously recognized as "available for sale" as "financial assets carried at fair value through profit or loss". Accordingly, the Company changed the classification of these financial investments using the new designation in its financial statements. Financial investments are included in current assets unless management intends to dispose the investment more than 12 months from the balance sheet date.

(d)  IFRS 3, Business Combinations: Goodwill and Negative Goodwill

     During 2004 International Financial Reporting Standard (IFRS) 3, "Business Combinations" was issued, which was applied by the Company for all business combinations that occurred after March 31, 2004.

     As per this standard, prior to January 1, 2005 goodwill was amortized on a straight line basis over its estimated useful life, not to exceed 15 years, and tested for impairment at each balance sheet date in the event indicators of impairment were present. As required by IFRS 3, the Company ceased amortization of goodwill for periods beginning on or after January 1, 2005. In addition, accumulated amortization as of December 31, 2004 has been netted against the cost of the goodwill. For years ending on or after December 31, 2005 goodwill is required to be tested annually for impairment, as well as when there are indicators of impairment. Amortization of goodwill expense included in the years ended December 31, 2004 and 2003 amounted to $9.4 million and $8.9 million respectively.

     Upon the adoption of IFRS 3, which must be adopted together with the revised IAS 38, Intangible Assets, and IAS 36, Impairment of Assets, previously accumulated negative goodwill is required to be derecognized through an adjustment to retained earnings. The derecognition of negative goodwill in this manner resulted in an increase of $110.8 million in the beginning balance of the Company's equity at January 1, 2005. Amortization of negative goodwill in income amounted to $9.0 million and $8.9 million in the years ended December 31, 2004 and 2003, respectively.

Management assessed the relevance of other new standards, amendments or interpretations and concluded that they are not relevant to the Company.

Standards, interpretations and amendments to published standards that are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Company's accounting periods beginning on or after January 1, 2006, or later periods but which the Company has not early adopted as follows:

IAS 19, Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures (Amendment)

On December 16, 2004, the International Accounting Standards Board ("IASB") issued International Accounting Standard No. 19, "Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures (Amendment)" ("IAS 19"). IAS 19 gives entities the option of recognizing actuarial gains and losses in full during the period in which they occur, outside of profit and loss, in the statement of recognized income and expense. Previously, entities were only permitted to recognize actuarial gains and losses in profit and loss either (1) in the period in which they occur or (2) spread over the service life of employees. As the Company does not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not participate in any multi employer plans, adoption of this amendment will only impact the format and extent of disclosures in the financial statements. Tenaris will apply this amendment from annual periods beginning January 1, 2006.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

IAS 21, The Effects of Changes in Foreign Exchange Rates - Net Investment in Foreign Operations

In December 2005, the IASB issued an amendment to IAS 21, The Effects of Changes in Foreign Exchange Rates - Net Investment in Foreign Operations. The amendment finalizes proposals that were contained in Draft Technical Correction 1 Proposed Amendments to IAS 21 Net Investment in a Foreign Operation published in September 2005 and is applicable for annual periods beginning on or after January 1, 2006. The Company's management has not yet assessed the impact of this standard on its financial statements. o

IFRS 7, Financial Instruments: Disclosure, and a complementary amendment to IAS 1, presentation of financial statements - Capital disclosure

IFRS 7 introduces new disclosures about financial instruments such as qualitative and quantitative information about exposures to risks arising from financial instruments. The Company will apply IFRS 7 and the amendment to IAS 1 for annual periods beginning on January 1, 2007.

Management assessed the relevance of other new standards, amendments or interpretations not yet effective and concluded that they are not relevant to the Company.

V. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In the notes all amount are shown in thousands of U.S. dollars, unless otherwise stated)

1    Segment information
Primary reporting format: business segments


                                                         Welded and
                                                           other
                                                          metallic
                                           Seamless       products       Energy       Others      Unallocated      Total
                                          ------------ --------------- ------------ ------------ -------------- ------------
     Year ended December 31, 2005
     Net sales                              5,123,975         845,089      526,406      240,727              -    6,736,197
     Cost of sales                        (2,720,858)       (556,142)    (513,401)    (152,357)              -  (3,942,758)
                                          ------------ --------------- ------------ ------------ -------------- ------------
     Gross profit                           2,403,117         288,947       13,005       88,370              -    2,793,439

     Segment assets                         4,747,808         525,199      147,019    1,032,206        253,796    6,706,028
     Segment liabilities                    2,410,540         217,183      124,290      178,142              -    2,930,155

     Capital expenditures                     252,974          25,101        1,379        5,020              -      284,474
     Acquisition of property, plant and
     equipment and intangible assets
     due to business combination               67,980               -            .            -              -       67,980
     Depreciation and amortization            182,617          15,545        2,514       13,551              -      214,227

     Year ended December 31, 2004

     Net sales                              3,273,267         348,137      417,870       96,789              -
                                                                                                                  4,136,063
     Cost of sales                        (2,075,164)       (249,471)    (398,462)     (53,839)              -  (2,776,936)
                                          ------------ --------------- ------------ ------------ -------------- ------------
     Gross profit                           1,198,103          98,666       19,408       42,950              -
                                                                                                                  1,359,127

     Segment assets                         4,322,982         510,669      121,846      610,162         96,629
                                                                                                                  5,662,288
     Segment liabilities                    2,430,935         313,600      122,046      134,512              -
                                                                                                                  3,001,093

     Capital expenditures                     149,326          23,276        1,438        9,272              -
                                                                                                                    183,312

     Acquisition of property, plant and
     equipment and intangible assets
     due to business combination               73,846               -            -      117,251              -      191,097
     Depreciation and amortization            185,118          12,665        3,554        6,782              -
                                                                                                                    208,119


Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------



     Year ended December 31, 2003

     Net sales                              2,388,177         350,745      333,207      107,523              -    3,179,652
     Cost of sales                        (1,531,995)       (274,643)    (316,566)     (84,623)              -  (2,207,827)
                                          ------------ --------------- ------------ ------------ -------------- ------------
     Gross profit                             856,182          76,102       16,641       22,900              -      971,825

     Segment assets                         3,534,575         408,498      105,629      217,846         43,000    4,309,548
     Segment liabilities                    1,959,274         252,993       91,982       44,035              -    2,348,284

     Capital expenditures                     129,405          24,245        5,380        3,594              -      162,624
     Acquisition of property, plant and
     equipment and intangible assets
     due to business combination               28,535               -            .        2,229              -       30,764
     Depreciation and amortization            180,855          10,896        3,706        4,342              -      199,799


Tenaris' main business segment is seamless pipes.

The main transactions between segments, which were eliminated in the consolidation, relate to sales of Energy to Seamless units for $107,393 in 2005, $86,721 in 2004 and $62,755 in 2003. Other transactions include sales of scrap and pipe protectors from the Others segment to Seamless units for $41,163, $36,765 and $37,647 in 2005, 2004 and 2003, respectively.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------


Secondary reporting format: geographical segments


                                  South America    Europe       North     Middle East    Far East   Unallocated      Total
                                                               America     and Africa  and Oceania
                                  ---------------------------------------------------------------------------------------------
Year ended December 31, 2005

Net sales                             1,823,735    1,570,207    1,708,126      959,020      675,109            -     6,736,197
Total assets                          2,092,857    1,502,634    2,213,075      289,363      354,303      253,796     6,706,028
Trade receivables                       358,859      265,378      310,153      255,379      134,402            -     1,324,171
Property, plant and equipment,
net                                     740,391      648,892      787,937        3,583       49,235            -     2,230,038
Capital expenditures                    109,180      104,665       64,274        1,498        4,857            -       284,474
Acquisition of property, plant
and equipment and intangible
assets due to business
combination                                   -       67,980            -            -            -            -        67,980
Depreciation and amortization            87,430       71,122       49,038          404        6,233            -       214,227

Year ended December 31, 2004

Net sales                               824,800    1,236,795    1,140,326      524,874      409,268            -     4,136,063
Total assets                          1,773,958    1,808,557    1,596,464      109,266      277,414       96,629     5,662,288
Trade receivables                       143,731      346,628      295,896       81,369       69,307            -       936,931
Property, plant and equipment,
net                                     728,468      635,939      737,507        4,645       58,042            -     2,164,601
Capital expenditures                     83,003       29,694       64,845        2,257        3,513            -       183,312
Acquisition of property, plant
and equipment and intangible
assets due to business
combination                             121,145       69,952            -            -            -            -       191,097
Depreciation and amortization            89,934       68,432       41,986           35        7,732            -       208,119

Year ended December 31, 2003

Net sales                               752,175      958,772      754,262      392,707      321,736            -     3,179,652
Total assets                          1,464,835    1,193,960    1,310,471       90,699      206,583       43,000     4,309,548
Trade receivables                       123,969      286,651      138,899       69,216       34,047            -       652,782
Property, plant and equipment,
net                                     624,542      557,637      716,952        2,376       58,807            -     1,960,314
Capital expenditures                     63,636       47,965       42,988          358        7,677            -       162,624
Acquisition of property, plant
and equipment and intangible
assets due to business
combination                              25,583        2,978        2,203                                      -        30,764
Depreciation and amortization           103,548       58,196       31,908           16        6,131            -       199,799


The South American segment comprises principally Argentina, Venezuela and Brazil. The European segment comprises principally Italy, France, United Kingdom, Germany, Romania and Norway. The North American segment comprises principally Mexico, USA and Canada. The Middle East and Africa segment comprises principally Egypt, United Arab Emirates, Saudi Arabia and Nigeria. The Far East and Oceania segment comprises principally China, Japan, Indonesia and South Korea.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------


2    Cost of sales


                                                                 Year ended December 31,
                                                     -------------------------------------------------
                                                          2005            2004             2003

        Inventories at the beginning of the year          1,269,470          831,879          680,113

        Plus: Charges of the year
               Raw materials, energy,
               consumables   and other movements          2,960,080        2,269,351        1,515,990
               Services and fees                            324,799          259,025          272,313
               Labor cost                                   420,714          369,681          286,748
               Depreciation of property, plant and
               equipment                                    182,696          174,880          171,896
               Amortization of intangible assets              5,025           12,748            6,763
               Maintenance expenses                          99,171           82,323           54,335
               Provisions for contingencies                     200              994            3,802
               Allowance for obsolescence                    20,303           23,167            6,011
               Taxes                                          3,170            3,088            4,273
               Others                                        33,243           19,270           37,462
                                                     -------------------------------------------------
                                                          4,049,401        3,214,527        2,359,593

        Less: Inventories at the end of the year        (1,376,113)      (1,269,470)        (831,879)
                                                     -------------------------------------------------
                                                          3,942,758        2,776,936        2,207,827
                                                     -------------------------------------------------


3    Selling, general and administrative expense


                                                                  Year ended December 31,
                                                    ----------------------------------------------------
                                                          2005             2004              2003

        Services and fees                                  122,953           121,269          129,237
        Labor cost                                         214,216           157,114          134,769
        Depreciation of property, plant and
        equipment                                           10,319            10,218            8,477
        Amortization of intangible assets                   16,187            10,273           12,663
        Commissions, freights and other selling
        expenses                                           298,101           250,085          189,353
        Provisions for contingencies                        14,855            12,142            2,005
        Allowances for doubtful accounts                     7,069             7,187            5,704
        Taxes                                               93,782            59,256           45,337
        Others                                              65,092            44,905           39,290
                                                    ----------------------------------------------------
                                                            842,574          672,449           566,835
                                                    ----------------------------------------------------


Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------


4    Labor  costs   (included  in  Cost  of  sales  and  Selling,   general  and
     administrative expenses)


                                                                            Year ended December 31,
                                                                  ---------------------------------------------
                                                                      2005           2004            2003

        Wages, salaries and social security costs                       622,523        509,572         410,458
        Employees' severance indemnity (Note 22 (i)(a))                  10,617         12,907           9,988
        Pension benefits - defined benefit plans (Note 22
           (i)(b))                                                        1,790          4,316           1,071
                                                                  ---------------------------------------------
                                                                        634,930        526,795         421,517
                                                                  ---------------------------------------------

At the year-end, the number of employees was 17,693 in 2005, 16,447 in 2004 and 14,391 in 2003.

5    Other operating items

                                                                            Year ended December 31,
                                                                  ---------------------------------------------
                                                                       2005           2004           2003
(i)     Other operating income

        Reimbursement from insurance companies and other third
        parties                                                            1,966          3,165          1,544
        Net income from other sales                                        5,767         16,063          4,075
        Net income from disposition of investments in
        associated companies                                                   -              -          1,018
        Net rents                                                          2,501          1,362          2,222
        Fintecna arbitration award, net of legal expenses,
        related to BHP proceedings  (Note 26 (i))                          1,752        123,000               -
        Power plant - reimbursement from supplier
        (Note 26 (iv)(d))                                                      -          9,001               -
                                                                  ---------------------------------------------
                                                                          11,986        152,591          8,859
                                                                  ---------------------------------------------

(ii)    Other operating expense

        Provision for BHP proceedings                                          -              -        114,182
        Provisions for legal claims and contingencies                      8,694              -              -
        Loss on disposal of fixed assets and material supplies             2,146              -              -
        Allowance for doubtful receivables                                 1,443          2,104          1,728
        Power plant - impairment and associated charges
        (Note 26 (iv)(d))                                                      -         18,447              -
        Miscellaneous                                                      2,122          5,200          9,749
                                                                  ---------------------------------------------
                                                                          14,405         25,751        125,659
                                                                  ---------------------------------------------

6    Financial income (expense), net

                                                                            Year ended December 31,
                                                                  ---------------------------------------------
                                                                      2005           2004            2003
        Interest expense                                                (53,504)       (46,930)       (33,134)
        Interest income                                                  24,268         14,247         16,426
        Net foreign exchange transaction (losses) / gains  and
        changes in fair value of derivative instruments                 (86,618)        33,127        (16,165)
        Miscellaneous                                                     6,116          5,358          3,453
                                                                  ---------------------------------------------
                                                                       (109,738)         5,802        (29,420)
                                                                  ---------------------------------------------


Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------


7    Equity in earnings of associated companies


                                                                            Year ended December 31,
                                                                  ---------------------------------------------
                                                                      2005           2004            2003

         Equity in earnings of associated companies (Note 12)           117,003        122,911          27,585
         Change in the fair value of convertible  debt option
         in Amazonia (Note 28 (d))                                            -         83,126               -
         Other                                                              374              -               -
                                                                  ---------------------------------------------
                                                                        117,377        206,037          27,585
                                                                  ---------------------------------------------

8    Income tax

                                                                            Year ended December 31,
                                                                  ---------------------------------------------
                                                                      2005           2004            2003
         Current tax                                                    637,623        277,219         148,240
         Deferred tax (Note 21)                                        (61,837)       (44,731)        (63,862)
                                                                  ---------------------------------------------
                                                                        575,786        232,488          84,378
         Effect of currency translation on tax base (Note 21)           (7,033)       (12,112)        (20,460)
                                                                  ---------------------------------------------
                                                                        568,753        220,376          63,918
                                                                  ---------------------------------------------


The tax on Tenaris' income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

                                                                            Year ended December 31,
                                                                  ---------------------------------------------
                                                                      2005           2004            2003

      Income before income tax                                        1,956,085      1,025,357         286,355
                                                                  ---------------------------------------------

      Tax calculated at the tax rate in each country                    592,153        268,488          99,060
      Non taxable income / Non deductible expenses                     (32,408)       (10,019)        (27,907)
      Changes in the tax rates in Mexico                                      -       (25,886)               -
      Effect of currency translation on tax base (a)                    (7,033)       (12,112)        (20,460)
      Effect of taxable exchange differences                             17,087         10,742          13,367
      Utilization of previously unrecognized tax losses                 (1,046)       (10,837)           (142)
                                                                  ---------------------------------------------
      Tax charge                                                        568,753        220,376          63,918
                                                                  ---------------------------------------------


(a) Tenaris applies the liability method to recognize deferred income tax expense on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value of the Argentine peso on the tax bases of the fixed assets of its Argentine subsidiaries, which have the U.S. dollar as their functional currency. These gains and losses are required by IFRS even though the devalued tax basis of the relevant assets will result in a reduced dollar value of amortization deductions for tax purposes in future periods throughout the useful life of those assets. As a result, the resulting deferred income tax charge does not represent a separate obligation of Tenaris that is due and payable in any of the relevant periods.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------


9    Earnings and dividends per share


(i) Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares issued during the year.


                                                               Year ended December 31,
                                                 ----------------------------------------------------
                                                      2005              2004              2003

     Net income attributable to equity  holders        1,277,547           784,703           210,308
     Weighted average number of ordinary
     shares in issue (thousands)                       1,180,537         1,180,507         1,167,230
     Basic and diluted earnings per share                   1.08              0.66              0.18
     Basic and diluted earnings per ADS                    10.82              6.65              1.80

     Dividends paid                                    (349,439)         (135,053)         (115,002)
     Dividends per share                                   0.296              0.11              0.10
     Dividends per ADS                                     2.960              1.14              0.99



10   Property, plant and equipment, net


                                  Land, building     Plant and      Vehicles,       Work in    Spare parts     Total
                                 and improvements    production   furniture and    progress        and
Year ended December 31, 2005                         equipment       fixtures                   equipment
                                 -------------------------------------------------------------------------------------
Cost
Values at the beginning of the
year                                    353,416      5,386,286        118,193        84,942       19,263    5,962,100
Translation differences                   5,566      (104,101)          (244)           388        (844)     (99,235)
Additions                                 2,722         10,159          2,494       238,314       10,706      264,395
Disposals / Consumptions                (2,043)        (9,344)        (3,322)             -      (5,119)     (19,828)
Transfers / Reclassifications            24,593        118,426          6,843     (150,097)          231          (4)
Increase due to business
combinations                             23,937         40,755          2,351           168            -       67,211
                                 -------------------------------------------------------------------------------------
Values at the end of the year           408,191      5,442,181        126,315       173,715       24,237    6,174,639
                                 -------------------------------------------------------------------------------------
Depreciation
Accumulated at the beginning of
the year                                128,148      3,568,058         94,577             -        6,716    3,797,499
Translation differences                   1,778       (37,199)          (158)             -        (376)     (35,955)
Depreciation charge                      13,177        170,491          8,649             -          698      193,015
Disposals / Consumptions                  (515)        (7,047)        (2,229)             -        (167)      (9,958)
Transfers / Reclassifications           (6,357)          6,373           (16)             -            -            -
                                 -------------------------------------------------------------------------------------
Accumulated at the end of the           136,231      3,700,676        100,823             -        6,871    3,944,601
year
                                 -------------------------------------------------------------------------------------
At December 31, 2005                    271,960      1,741,505         25,492       173,715       17,366    2,230,038
                                 -------------------------------------------------------------------------------------


Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------



Year ended December 31, 2004      Land, building     Plant and      Vehicles,       Work in    Spare parts     Total
                                 and improvements    production   furniture and    progress        and
                                                     equipment       fixtures                   equipment
                                 -------------------------------------------------------------------------------------
Cost
Values at the beginning of the
year                                    303,929      5,031,525        112,371        86,193       12,799    5,546,817
Translation differences                   6,938         87,970          2,520         2,107          643      100,178
Additions                                11,547         10,744          2,509       133,193        5,165      163,158
Disposals / Consumptions                (3,928)       (16,587)        (4,521)       (1,258)        (828)     (27,122)
Transfers / Reclassifications            20,039        111,674          1,824     (135,293)        1,433        (323)
Increase due to business
combinations                             14,891        172,665          3,490             -           51      191,097
                                 -------------------------------------------------------------------------------------
Values at the end of the year           353,416      5,397,991        118,193        84,942       19,263    5,973,805
                                 -------------------------------------------------------------------------------------
Depreciation
Accumulated at the beginning of
the year                                112,693      3,378,536         89,222             -        6,052    3,586,503
Translation differences                   1,836         37,514          1,773             -          135       41,258
Depreciation charge                      14,246        162,726          7,497             -          629      185,098
Disposals / Consumptions                  (603)       (11,083)        (3,567)             -         (17)     (15,270)
Transfers / Reclassifications              (24)            365          (348)             -         (83)         (90)
                                 -------------------------------------------------------------------------------------
Accumulated at the end of the           128,148      3,568,058         94,577             -        6,716    3,797,499
year
                                 -------------------------------------------------------------------------------------
Impairment (Note 26 (iv)(e))                  -       (11,705)              -             -            -     (11,705)
                                 -------------------------------------------------------------------------------------
At December 31, 2004                    225,268      1,818,228         23,616        84,942       12,547    2,164,601
                                 -------------------------------------------------------------------------------------


Property, plant and equipment includes capitalized interest of $19,686. The net amount at December 31, 2005 is $2,754.

11   Intangible assets, net


Year ended December 31, 2005                    Information     Licenses   Goodwill (a)   Negative        Total
                                              system projects and patents                 goodwill
                                                                                             (a)
                                              ----------------------------------------------------------------------
Cost
Values at the beginning of the year                   114,584       11,028      112,664     (133,886)       104,390
Effect of adopting IFRS 3                                   -            -            -       133,886       133,886
Translation differences                               (4,148)      (1,172)            -             -       (5,320)
Additions                                              19,278          801            -             -        20,079
Increase due to business combinations                       -            -          769             -           769
Transfers / Reclassifications                               4            -            -             -             4
Disposals                                               (301)        (372)            -             -         (673)
                                              ----------------------------------------------------------------------
Values at the end of the year                         129,417       10,285      113,433             -       253,135
                                              ----------------------------------------------------------------------
Amortization and impairment
Accumulated at the beginning of the year               68,989        9,301            -      (23,111)        55,179
Effect of adopting IFRS 3                                   -            -            -        23,111        23,111
Translation differences                               (3,852)      (1,066)            -             -       (4,918)
Amortization charge                                    20,231          981            -             -        21,212
Transfers/ Reclassifications                                -            -            -             -             -
Disposals                                               (204)        (344)            -             -         (548)
                                              ----------------------------------------------------------------------
Accumulated at the end of the year                     85,164        8,872            -             -        94,036
                                              ----------------------------------------------------------------------
At December 31, 2005                                   44,253        1,413      113,433             -       159,099
                                              ----------------------------------------------------------------------


Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------


As disclosed in AP G (1), previously accumulated negative goodwill at December 31, 2004 was derecognized with a corresponding adjustment to Retained earnings. As a consequence, the opening balance of the Company's shareholders' equity at January 1, 2005 increased of $110.8 million.


Year ended December 31, 2004                    Information     Licenses                  Negative
                                              system projects and patents  Goodwill (a)   goodwill
                                                                                            (a)          Total
                                              ---------------------------------------------------------------------
Cost
Values at the beginning of the year                    88,802       10,490      142,904    (130,692)       111,504
Translation differences                                 3,850          579          164      (3,194)         1,399
Additions                                              20,022          132            -            -        20,154
Transfers / Reclassifications                           2,657        (173)            -            -         2,484
Disposals                                               (747)            -            -            -         (747)
                                              ---------------------------------------------------------------------
Values at the end of the year                         114,584       11,028      143,068    (133,886)       134,794
                                              ---------------------------------------------------------------------
Amortization
Accumulated at the beginning of the year               42,101        8,561       20,882     (14,077)        57,467
Translation differences                                 2,695          522          172            -         3,389
Amortization charge                                    21,600        1,105        9,350      (9,034)        23,021
Transfers/ Reclassifications                            3,138        (887)            -            -         2,251
Disposals                                               (545)            -            -            -         (545)
                                              ---------------------------------------------------------------------
Accumulated at the end of the year                     68,989        9,301       30,404     (23,111)        85,583
                                              ---------------------------------------------------------------------
At December 31, 2004                                   45,595        1,727      112,664    (110,775)        49,211
                                              ---------------------------------------------------------------------


     (a)  Corresponds to the Seamless segment

Impairment tests for goodwill

Goodwill is allocated to the Company's cash-generating units ("CGU") identified according to country of operation and business segment.


11   Intangible assets, net (Cont'd.)

A geographical segment-level summary of the goodwill allocation is presented below.

                                  Year ended December 31,
                              ---------------------------------
                                  2005                2004
South America                         93,239            93,239
Europe                                   769                 -
North America                         19,425            19,425
                              ---------------------------------
At the end of the year               113,433           112,664
                              ---------------------------------

The recoverable amount of goodwill allocated to a CGU is determined based on its value-in-use. These calculations use cash flow projections based on financial assumptions approved by management covering at least a minimum period of five years. Cash flows beyond the minimum period are extrapolated using estimated growth rates. No impairment charge was required as a result of the impairment tests performed.

12   Investments in associated companies

                                                                Year ended
                                                                December 31,
                                                           ---------------------
                                                              2005        2004

  At the beginning of year                                    99,451      45,814
  Translation differences                                   (22,869)    (21,094)
  Equity in earnings of associated companies                 117,003     122,911
  Dividends and distributions received                      (59,127)    (48,598)
  Acquisitions                                                     -         418
  Capitalization of convertible loan in Amazonia (see
  note 28 (d))                                               120,058           -
  Increase in equity reserves in Ternium (see note 28 (d))     2,718           -
                                                           ---------------------
  At the end of year                                         257,234      99,451
                                                           ---------------------

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------


The principal associated companies are:


                                       Country of         Percentage of ownership and       Value at December 31,
        Company                      incorporation       voting rights at December 31,
                                                       ----------------------------------
                                                           2005              2004             2005          2004
        -------------------------------------------------------------------------------------------------------------
        Ternium S.A.               Luxembourg                 15.00%                   -        253,796            -
        Consorcio Siderurgia
        Amazonia Ltd.              Cayman Islands                  -              14.49%             -       76,007
        Ylopa Servicos de
        Consultadoria Lda.         Madeira                         -              24.40%              -       20,622
        Condusid C.A.              Venezuela                  20.00%              20.00%          2,860        2,375
        Others                     -                               -                   -            578          447
                                                                                          ---------------------------
                                                                                                257,234       99,451
                                                                                          ---------------------------


Summarized  financial  information  of  each  significant   associated  company,
including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:


       Company               Assets             Liabilities               Revenues                Profit/Loss
                         2005      2004       2005        2004        2005         2004         2005        2004

Ternium S.A.           8,659,981         -   5,084,062          -    4,447,680            -      704,406           -
Consorcio
Siderurgia  Amazonia
Ltd. (a)                       -   878,829           -    354,279            -      526,446            -     507,965
Ylopa Servicos de
Consultadoria Lda.
(b)                            -   800,289           -    715,772            -      205,080            -     203,763
Condusid C.A.             33,109    31,445      18,586     19,571       56,911       29,619        3,877     (1,794)

                      -----------------------------------------------------------------------------------------------


(a) An impairment provision recorded in 2003 of $51.9 million was reversed in 2004 due to improved economic conditions and an improvement in the market for Sidor's products, based on projections of future cash flows estimated by Amazonia's management.
(b) At December 31, 2004 the retained earnings of Ylopa Servicos de Consultadoria Lda. ("Ylopa") totalled $77.1 million.


13   Other investments - non current

                                                                  Year ended December 31,
                                                            ------------------------------------
                                                                  2005              2004
            Deposits with insurance companies                         12,004             11,315
            Investments in other companies                            12,869             12,702
            Others                                                       774                378
                                                            ------------------------------------
                                                                      25,647             24,395
                                                            ------------------------------------


Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------


14   Receivables - non current


                                                                  Year ended December 31,
                                                            -------------------------------------
                                                                  2005               2004

         Government entities                                            5,918              4,064
         Employee advances and loans                                    5,053              5,086
         Tax credits                                                    6,121              8,455
         Trade receivables                                              1,108              1,112
         Receivables from related parties                               3,321              4,750
         Convertible loans (Note 28 (d))                               40,358            121,955
         Receivables on off-take contract                               9,677              7,338
         Miscellaneous                                                  9,746             11,777
                                                            ------------------------------------
                                                                       81,302            164,537
         Allowances for doubtful accounts (Note 23 (i))              (15,450)           (13,172)
                                                            ------------------------------------
                                                                       65,852            151,365
                                                            ------------------------------------

15   Inventories

                                                                 Year ended December 31,
                                                            ------------------------------------
                                                                 2005               2004

         Finished goods                                            479,756            526,623
         Goods in process                                          404,518            256,203
         Raw materials                                             183,900            196,141
         Supplies                                                  241,974            214,604
         Goods in transit                                          151,715            143,021
                                                            ------------------------------------
                                                                 1,461,863          1,336,592
         Allowance for obsolescence (Note 24 (i))                  (85,750)           (67,122)
                                                            ------------------------------------
                                                                 1,376,113          1,269,470
                                                            ------------------------------------


16   Receivables and prepayments

                                                                  Year ended December 31,
                                                            ------------------------------------
                                                                   2005              2004

         Reimbursements and other services receivable               25,044              33,306
         Government entities                                        19,044              15,999
         Employee advances and loans                                 7,922               8,281
         Advances to suppliers                                      49,219              35,397
         Other advances                                              1,624               2,218
         Government tax refunds on exports                          16,410              19,683
         Fintecna arbitration award (Note 26 (i))                        -             126,126
         Receivables from related parties                           13,695              19,004
         Miscellaneous                                              23,411              27,782
                                                            ------------------------------------
                                                                   156,369             287,796
         Allowance for other doubtful accounts (Note 24 (i))       (13,087)             (8,346)
                                                            ------------------------------------
                                                                   143,282             279,450
                                                            ------------------------------------

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------


17   Current tax assets


                                                                 Year ended December 31,
                                                            ------------------------------------
                                                                 2005              2004

         V.A.T. credits                                             90,000           82,580
         Prepaid taxes                                              12,455           12,416
                                                            ------------------------------------
                                                                   102,455           94,996
                                                            ------------------------------------

18   Trade receivables

                                                                  Year ended December 31,
                                                            ------------------------------------
                                                                   2005              2004

          Current accounts                                       1,256,882             848,304
          Notes receivables                                         60,972              83,882
          Receivables from related parties                          31,279              28,909
                                                            ------------------------------------
                                                                 1,349,133             961,095
          Allowance for doubtful accounts (Note 24 (i))            (24,962)            (24,164)
                                                            ------------------------------------
                                                                 1,324,171             936,931
                                                            ------------------------------------


19   Cash and cash equivalents, and Other investments

                                                                  Year ended December 31,
                                                            ------------------------------------
                                                                   2005              2004

(i)       Other investments
            Financial assets                                           119,907          119,666
                                                            ------------------------------------

(ii)      Cash and cash equivalents
          Cash and short-term highly liquid investments                707,356          311,573
         Time deposits with related parties                                  -                6
                                                            ------------------------------------
                                                                       707,356          311,579
                                                            ------------------------------------


20   Borrowings

                                                                  Year ended December 31,
                                                            ------------------------------------
                                                                   2005               2004
         Non-current
         Bank borrowings                                             634,280             372,275
         Debentures and other loans                                   38,407              40,845
         Finance lease liabilities                                     5,425               7,631
                                                            ------------------------------------
                                                                     678,112             420,751
                                                            ------------------------------------
         Current
         Bank borrowings                                             238,510             530,949
         Debentures and other loans                                   67,451             300,856
         Bank overdrafts                                              24,717               4,255
         Finance lease liabilities                                     1,502               2,531
                                                            ------------------------------------
                                                                     332,180             838,591
                                                            ------------------------------------
         Total Borrowings                                          1,010,292           1,259,342
                                                            ------------------------------------


Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------


The maturity of borrowings is as follows:


    At December 31, 2005    1 year     1 - 2     2 - 3     3 - 4     4 - 5    Over 5
                            or less    years     years     Years     years     Years      Total
                           ------------------------------------------------------------------------
    Financial leases          1,502     1,184       970       739        678    1,854       6,927
    Other borrowings        330,678   155,337   207,708   159,343    87,843    62,456   1,003,365
                           ------------------------------------------------------------------------
    Total borrowings        332,180   156,521   208,678   160,082    88,521    64,310   1,010,292
                           ------------------------------------------------------------------------


Significant borrowings include:

o $300.0 million syndicated loan issued by Tamsa in March, 2005, maturing in March 2010.

o $125.0 million syndicated loan issued by Siderca in April, 2005, maturing in April, 2008.

o $144.0 million syndicated loan granted to Dalmine in June, 2005, of which $72.0 million had been disbursed as of December 31, 2005.

The main financial covenants related to these loan agreements are commitment not to incur in additional indebtedness above agreed limits or pledges of certain assets, and compliance with certain debt service ratios as calculated on each subsidiary's financial statements.

Additionally, Tenaris total borrowings include $204.8 million secured by certain properties of Dalmine and Confab.

As of December 31, 2005, Tenaris was in compliance with all of its financial covenants. Management believes that current debt covenants allow the Company a high degree of operational and financial flexibility and do not impair its ability to obtain additional financing at competitive costs.

The average interest rates shown below were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2005 and 2004. These rates reflect the upward trend in the reference rates.

                                               2005              2004
                                         ----------------- ------------------
     Bank borrowings                          5.14%              3.89%
     Debentures and other loans               4.51%              3.48%
     Finance lease liabilities                3.14%              2.99%

Breakdown of long-term borrowings by currency and rate is as follows:


      Non current bank borrowings

         Currency                Interest rates                    Year ended December 31,
      --------------------------------------------------------------------------------------------
                                                                   2005               2004

        USD                     Variable                             545,305            215,730
        EUR                     Variable                              93,621            160,026
        EUR                     Fixed                                 30,709              9,794
        JPY                     Variable                              23,310             48,170
        JPY                     Fixed                                 17,084             27,065
        BRS                     Variable                              23,306             24,099
        MXN                     Variable                                   -             24,406
                                                             -------------------------------------
                                                                     733,335            509,290
      Less: Current portion of medium and long-term loans           (99,055)          (137,015)
                                                             -------------------------------------
      Total non current bank borrowings                              634,280            372,275
                                                             -------------------------------------


Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------
Non current debentures and other loans


           Currency       Interest rates         Year ended December 31,
      -------------------------------------------------------------------
                                                  2005            2004

            EUR             Variable                 -          70,811
            USD             Variable            49,332          45,382
            USD              Fixed                   -           5,449
                                              ---------------------------
                                                49,332         121,642

      Less: Current portion of medium
            and long-term loans                (10,925)        (80,797)
                                              ---------------------------
      Total non current Debentures
            and other loans                     38,407          40,845
                                              ===========================

     The Debentures issued in January 1998 were repaid at maturity, in January, 2005.




     Non current finance lease liabilities

           Currency       Interest rates         Year ended December 31,
      -------------------------------------------------------------------
                                                  2005            2004

            EUR             Variable                29             573
            EUR              Fixed                   -              78
            SGD              Fixed                   -               9
            JPY              Fixed               6,898           9,502
                                              ---------------------------
                                                 6,927          10,162
      Less: Current portion of medium
            and long-term loans                 (1,502)         (2,531)
                                              ---------------------------
      Total non current finance leases           5,425           7,631
                                              ===========================


The carrying amounts of Tenaris' assets pledged as collateral of liabilities are as follows:

                                                 Year ended December 31,
                                              ---------------------------
                                                   2005          2004

     Property, plant and equipment mortgages     595,627       573,513
                                              ===========================



Breakdown of short-term borrowings by currency and rate is as follows:



     Current bank borrowings


       Currency       Interest rates              Year ended December 31,
      ------------------------------------------------------------------------
                                                    2005               2004

        USD             Variable                  50,597            161,357
        USD             Fixed                     55,946            153,448
        EUR             Variable                  64,810             51,232
        EUR             Fixed                      1,882              3,111
        JPY             Variable                  10,741             11,985
        JPY             Fixed                      5,226              4,995
        BRS             Variable                   5,197              3,450
        ARS             Variable                       -                169
        ARS             Fixed                     44,111            134,004
        VEB             Variable                       -              5,189
        VEB             Fixed                          -              2,009
                                            -----------------------------------
      Total current bank borrowings              238,510            530,949
                                            ===================================

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

     Bank overdrafts


                 Currency                           Year ended December 31,
      -------------------------------------------------------------------------
                                                    2005               2004

        USD                                       16,406                326
        EUR                                        3,298                567
        ARS                                        3,193              3,050
        NGN                                            -                195
        RON                                            -                117
        VEB                                        1,820                  -
                                            -----------------------------------
      Total current bank borrowings               24,717              4,255
                                            ===================================


     Current debentures and other loans

        Currency     Interest rates               Year ended December 31,
      -------------------------------------------------------------------------
                                                     2005               2004

        EUR             Variable                   51,333            280,156
        USD             Variable                   16,118              9,177
        USD              Fixed                          -             11,523
                                                  -----------------------------
      Total current debentures and other loans     67,451            300,856
                                                  =============================

Current finance lease liabilities

        Currency     Interest rates               Year ended December 31,
      -------------------------------------------------------------------------
                                                    2005               2004

        EUR           Variable                         -                573
        EUR            Fixed                          29                 78
        SGD            Fixed                           -                  2
        JPY            Fixed                       1,473              1,878
                                                  -----------------------------
      Total current finance leases                 1,502              2,531
                                                  =============================


21   Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

The movement on the deferred income tax account is as follows:

                                                    Year ended December 31,
                                               -----------------------------
                                                     2005             2004

      At the beginning of the year                 210,802          287,521
      Translation differences                        8,605             (926)
      Increase due to business
        combinations                                     -              392
      Income statement credit                      (61,837)         (44,731)
      Effect of currency translation
        on tax base                                 (7,033)         (12,112)
      Deferred employees' statutory
        profit sharing charge                        7,984          (19,342)
                                               --------------  -------------
      At the end of the year                       158,521          210,802
                                               ==============  =============

The evolution of deferred tax assets and liabilities during the year are as follows:

     Deferred tax liabilities

                                                              Fixed assets     Inventories      Other (a)     Total at 2005
                                                              ---------------------------------------------------------------
At the beginning of the year                                       204,243         63,453       104,279         371,975
Translation differences                                             19,486          2,482           489          22,457
Income statement charge/(credit)                                     3,641        (20,335)      (24,343)        (41,037)
                                                              ---------------------------------------------------------------
At December 31, 2005                                               227,370         45,600        80,425         353,395
                                                              ===============================================================


                                                              Fixed assets     Inventories     Other (a)       Total at 2004
                                                              ---------------------------------------------------------------
At beginning of year                                               232,791         52,637       132,905         418,333
Translation differences                                              6,449             94         2,076           8,619
Increase due to business combinations                                    -              -           392             392
Acquisition of minority interest in subsidiaries                        20            276          (338)            (42)
Income statement (credit)/charge                                   (35,017)        10,446       (30,756)        (55,327)
                                                              ---------------------------------------------------------------
At December 31, 2004                                               204,243         63,453       104,279         371,975
                                                              ===============================================================

(a)  Includes the effect of currency translation on tax base explained in Note 8


     Deferred tax assets

                                                              Provisions
                                                                 and
                                                              allowances   Inventories   Tax losses    Other   Total at 2005
                                                              ---------------------------------------------------------------
At beginning of year                                           (62,629)      (41,292)    (15,707)    (41,545)    (161,173)
Translation differences                                        (13,239)         (232)        792      (1,173)     (13,852)
Income statement charge/(credit)                                43,237       (32,690)      2,922     (33,318)     (19,849)
                                                              ---------------------------------------------------------------
At December 31, 2005                                           (32,631)      (74,214)    (11,993)    (76,036)    (194,874)
                                                              ===============================================================



                                                              Provisions
                                                                 and
                                                              allowances   Inventories   Tax losses(a) Other   Total at 2005
                                                              ---------------------------------------------------------------
At beginning of year                                           (75,925)      (28,307)   (  8,287)    (18,293)    (130,812)
Translation differences                                         (7,365)         (316)       (351)     (1,513)      (9,545)
Acquisition of minority interest in subsidiaries                   (49)            -           -          91           42
Income statement charge/(credit)                                20,710       (12,669)     (7,069)    (21,830)     (20,858)
                                                              ---------------------------------------------------------------
At December 31, 2004                                           (62,629)      (41,292)    (15,707)    (41,545)    (161,173)
                                                              ===============================================================

(a) The tax loss carry-forwards arising from the BHP settlement is included in provisios and allowances.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------
Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to setoff current tax assets against current tax liabilities and (2) the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate setoff, are shown in the consolidated balance sheet:


                                               Year ended December 31,
                                         -----------------------------------
                                                2005              2004

      Deferred tax assets                     (194,874)         (161,173)
      Deferred tax liabilities                 353,395           371,975
                                         -----------------------------------
                                               158,521           210,802
                                         ===================================

     The amounts shown in the balance sheet include the following:

                                                        Year ended December 31,
                                                       -------------------------
                                                             2005        2004

     Deferred tax assets to be recovered after
      more than 12 months                                  (49,662)    (31,869)

     Deferred tax liabilities to be settled
      after more than 12 months                            225,486     246,072



22   Other liabilities

                                                       Year ended December 31,
                                                      ------------------------
  (i)    Other liabilities - Non-current                  2005          2004
         Employee liabilities
         Employees' statutory profit sharing            64,010         68,917
         Employee severance indemnity (a)               62,279         71,759
         Pension benefits (b)                           10,788         11,578
                                                      ------------------------
                                                       137,077        152,254

         Other liabilities
         Taxes payable                                   9,364          8,757
         Miscellaneous                                   7,937         11,431
                                                      ------------------------
                                                        17,301         20,188
                                                      ------------------------
                                                       154,378        172,442
                                                      ========================

(a)  Employees' severance indemnity

The amounts recognized in the balance sheet are as follows:

                                                        Year ended December 31,
                                                        ------------------------
                                                          2005          2004
         Total included in non-current
          Employee liabilities                           62,279         71,759
                                                        ========================

The amounts recognized in the income statement are as follows:

                                                     Year ended December 31,
                                                --------------------------------
                                                 2005        2004         2003

         Current service cost                    7,846      9,999        7,291
         Interest cost                           2,771      2,908        2,697
                                                --------------------------------
         Total included in Labor costs          10,617     12,907        9,988
                                                ================================

The principal actuarial assumptions used were as follows:
                                                       Year ended December 31,
                                                   -----------------------------
                                                    2005      2004       2003

         Discount rate                               5%         4%         5%
         Rate of compensation increase               4%         3%         4%

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

(b)  Pension benefits

The amounts recognized in the balance sheet are determined as follows:

                                                    Year ended December 31,
                                                   -----------------------------
                                                       2005            2004

         Present value of unfunded obligations        15,707          16,478
         Unrecognized actuarial losses                (4,919)         (4,900)
                                                   -----------------------------
         Liability in the balance sheet               10,788          11,578
                                                   =============================


The amounts recognized in the income statement are as follows:

                                                        Year ended December 31,
                                                --------------------------------
                                                 2005         2004         2003

         Current service cost                      544         571          381
         Interest cost                             917         875          637
         Net actuarial losses
          recognized in the year                   329       2,870           53
                                                --------------------------------
         Total included in Labor costs           1,790       4,316        1,071
                                                ================================


Movement in the liability recognized in the balance sheet:

                                                        Year ended December 31,
                                                        -----------------------
                                                           2005        2004

         At the beginning of the year                     11,578      8,569
         Transfers and new participants of the plan            -      1,244
         Total expense                                     1,790      4,316
         Translation differences                            (272)       167
         Contributions paid                               (2,308)    (2,718)
                                                         ----------------------
         At the end of year                               10,788     11,578
                                                         =====================


The principal actuarial assumptions used were as follows:

                                                      Year ended December 31,
                                                  ------------------------------
                                                   2005        2004        2003
         Discount rate                               7%          7%          7%
         Rate of compensation increase               2%          2%          2%


                                                        Year ended December 31,
                                                       -------------------------
(ii)     Other liabilities - current                      2005           2004

         Payroll and social security payable            102,052         86,189
         Accounts payable- BHP Settlement
          (Note 26 (i))                                       -         80,517
         Liabilities with related parties                 2,688          1,432
         Miscellaneous                                   34,135         26,807
                                                       -------------------------
                                                        138,875        194,945
                                                       =========================

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------
23   Non-current allowances and provisions

(i)  Deducted from assets

     Allowance for doubtful accounts- Receivables        Year ended December 31,
                                                         -----------------------
                                                           2005         2004

       Values at the beginning of the year                (13,172)     (21,258)
       Translation differences                                185          154
       Reversals / Additional allowances (*)                  (81)         154
       Used (*)                                            (2,382)       7,778
                                                         -----------------------
     At December 31,                                      (15,450)     (13,172)
                                                         =======================

(*) Includes effect of allowances on off-take credits, which are reflected in the Cost of sales.


(ii) Liabilities

     Legal claims and contingencies                      Year ended December 31,
                                                         -----------------------
                                                           2005         2004

       Values at the beginning of the year                31,776        23,333
       Translation differences                               406           800
       Increased due to business combinations                  -         2,355
       Reversals / Additional provisions                  16,015         7,438
       Used                                               (4,233)       (2,150)
                                                         -----------------------
     At December 31,                                      43,964        31,776
                                                         =======================


24   Current allowances and provisions

(i)  Deducted from assets

                                                          Allowance for        Allowance for other    Allowance for
                                                       doubtful accounts-      doubtful accounts-       inventory
                                                        Trade receivables      Other receivables      obsolescence
                                                      ----------------------------------------------------------------
         Year ended December 31, 2005
            Values at the beginning of the year             (24,164)               (8,346)               (67,122)
            Translation differences                           1,309                  (174)                 2,941
            Reversals /Additional allowances                 (4,722)               (3,709)               (20,303)
            Increase due to business combinations              (843)                    -                (11,931)
            Used                                              3,458                  (858)                10,665
                                                      ----------------------------------------------------------------
         At December 31, 2005                               (24,962)              (13,087)               (85,750)
                                                      =================================================================

         Year ended December 31, 2004
            Values at the beginning of the year             (24,003)               (5,761)               (47,743)
            Translation differences                            (611)                  (83)                (1,814)
            Reversals /Additional allowances                 (7,402)               (2,043)               (23,167)
            Increase due to business combinations              (835)                 (484)                (6,334)
            Used                                              8,687                    25                 11,936
                                                      ----------------------------------------------------------------
         At December 31, 2004                               (24,164)               (8,346)               (67,122)
                                                      =================================================================

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------
(ii) Liabilities

                                                              Other claims and
                                               Sales risks      contingencies     Total
                                              ------------------------------------------
      Year ended December 31, 2005
      Values at the beginning of the year          5,509          37,127         42,636
      Translation differences                      (518)         (3,849)        (4,367)
      Reversals / Additional provisions            (493)           8,227          7,734
      Used                                       (1,009)         (8,049)        (9,058)
                                              ------------------------------------------
      At December 31, 2005                         3,489          33,456         36,945
                                              ==========================================
      Year ended December 31, 2004
      Values at the beginning of the year          4,065          35,559         39,624
      Translation differences                        341           2,878          3,219
      Reversals / Additional provisions            6,254           (556)          5,698
      Used                                       (5,151)         (1,673)        (6,824)
      Increase due to business combinations            -             919            919
                                              ------------------------------------------
      At December 31, 2004                         5,509          37,127         42,636
                                              ==========================================

25   Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments disclosed in Other liabilities and Other receivables at the balance sheet date, in accordance with IAS 39, were:


                                                         Year ended December 31,
                                                        ------------------------
                                                            2005         2004
          Contracts with positive fair values:
            Interest rate swap contracts                   3,641          192
            Forward foreign exchange contracts               441       12,163

          Contracts with negative fair values:
            Interest rate swap contracts                    (921)      (3,595)
            Forward foreign exchange contracts            (7,818)      (3,749)
            Commodities contracts                              -         (283)


Derivative financial instruments breakdown is as follows:

Variable interest rate swaps

                                                                           Fair Value
                                                                          December 31,
    Notional amount                                                --------------------------
    (in thousands)                    Swap               Term         2005          2004
  -------------------------------------------------------------------------------------------
  EUR          111,975     Pay fixed/Receive variable    2005            -        (1,493)
  EUR           22,616     Pay fixed/Receive variable    2007         (410)         (853)
  MXN          275,000     Pay fixed/Receive variable    2007            -          (148)
  EUR            1,404     Pay fixed/Receive variable    2009          (82)         (152)
  EUR            6,714     Pay fixed/Receive variable    2010         (429)         (757)
  USD          100,000     Pay fixed/Receive variable    2009        2,228             -
  USD          200,000        Interest rate collar       2010        1,413             -
                                                                   --------------------------
                                                                     2,720        (3,403)
                                                                   ==========================

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

Exchange rate derivatives

                                                                   Fair Value
                                                                  December 31,
                                                              ------------------
       Currencies                Contract                      2005        2004
     ---------------------------------------------------------------------------
     USD/EUR         Euro Forward sales                           -        (107)
     USD/EUR         Euro Forward purchases                  (1,502)      1,083
     JPY/USD         Japanese Yen Forward purchases          (3,579)      5,388
     CAD/USD         Canadian Dollar Forward sales                -      (1,108)
     BRL/USD         Brazilian Real Forward sales                 8      (1,885)
     ARS/USD         Argentine Peso Forward purchases        (2,186)      2,154
     GBP/USD         Pound Sterling Forward purchases             -       3,449
     USD/MXN         Mexican Peso Forward sales                   -        (560)
     KWD/USD         Kuwaiti Dinar Forward sales               (118)          -
                                                             -------------------
                                                             (7,377)      8,414
                                                             ===================

Commodities price derivatives

                                                                 Fair Value
                                                                  December
                                                          ----------------------
            Contract                    Terms               2005         2004
          ----------------------------------------------------------------------
          Gas put options             2004-2005                -        (283)
                                                          ----------------------
                                                               -        (283)
                                                          ======================


26   Contingencies, commitments and restrictions on the distribution of profits

Tenaris is involved in litigation arising from time to time in the ordinary course of business. Based on management's assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of pending litigation will result in amounts in excess of recorded provisions (Notes 22 and 23) that would be material to Tenaris' consolidated financial position or results of operations.

(i)  BHP litigation and arbitration proceeding against Fintecna

On December 30, 2003 Dalmine and a consortium led by BHP Billiton Petroleum Ltd. ("BHP") settled their litigation concerning the failure of an underwater pipeline. The pipe that was the subject of the litigation with BHP was manufactured and sold, and the tort alleged by BHP took place, prior to the privatization of Dalmine. According to the terms of the settlement, Dalmine paid BHP a total of GBP 108.0 million ($207.2 million), inclusive of expenses. This amount, was payable in three annual installments, net of advances previously made. The first two installments of GBP 30.3 million and GBP 30.4 million were paid in January and December 2004, respectively, and the final installment of GBP 30.4 million plus interest at Libor plus 1% ($60.6 million) was paid on March 29, 2005. No charges against income resulted from this payment, as Tenaris had previously recorded a provision related to this matter.

Techint Investments Netherlands B.V. ("Tenet") - the Tenaris subsidiary party to the contract pursuant to which Dalmine was privatized - commenced arbitration proceedings against Fintecna S.p.A. ("Fintecna"), an Italian state-owned entity and successor to ILVA S.p.A., the former owner of Dalmine, seeking indemnification from Fintecna for any amounts paid or payable by Dalmine to BHP. On December 28, 2004, an arbitral tribunal rendered a final award in the arbitration proceeding against Fintecna. Pursuant to this final award, Fintecna paid Tenaris a total amount of euros 93.8 million ($127.2 million) on March 15, 2005. As a result of these settlements, the arbitration proceedings have been definitively concluded and Tenaris has no further oustanding obligations under the BHP settlement agreement.

(ii) Tax matters

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

Conversion of tax loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of ARP64.4 million (approximately $21.2 million) at December 31, 2005 in taxes and penalties. Based on the views of Siderca's tax advisors, Tenaris believes that the ultimate resolution of the matter will not result in a material obligation. Accordingly, no provision was recorded in these financial statements.

Application of inflationary adjustment procedures

On its tax return for the year ended December 31, 2002, Siat S.A., ("Siat", a subsidiary of Tenaris domiciled in Argentina), applied the inflation adjustment procedure set forth in Title VI of the Argentine Income Tax Law to reflect the impact of inflation on its monetary positions. The application of such procedure, however, had been suspended in March 1992 following the introduction of the convertibility regime that pegged the Argentine peso to the United States dollar at a fixed exchange rate of one peso to one dollar and had not been reinstated after the termination of the convertibility regime.

Siat commenced legal proceedings objecting to the suspension of the inflationary adjustment procedure on constitutional grounds, arguing that the suspension resulted in artificial gains arising from the impact of inflation on monetary positions during 2002. In July 29, 2005 Siat paid $4.5 million corresponding to the amount of tax due excluding the inflationary correction adjustment, pending resolution of the legal proceeding. The injunction has been appealed by the Argentine Tax Authority before the Federal Court of Appeals.

Siderca S.A.I.C. had also initiated similar proceedings against Argentine fiscal authorities seeking relief through the application of the inflationary adjustment correction in the calculation of its income tax liability for the year ended December 31, 2002. However, on October 29, 2004, Siderca applied for benefits under the promotional regime established by Argentine Law 25.924 and committed to dismiss the legal proceedings described in the previous paragraphs in the event that Siderca were granted participation.

On February 11, 2005, Siderca was granted the right to participate in the promotional tax regime established by Argentine Law 25,924 under which it could potentially earn certain tax benefits. As a result, Siderca withdrew its claim against the Argentine fiscal authorities. On February 21, 2005, Siderca paid ARS $69.4 million ($23.8 million). No charges against income resulted from this payment, as Tenaris had previously recorded a provision related to this matter.

(iii) Other Proceedings

Dalmine is currently subject to twelve civil proceedings for work-related injuries arising from the use of asbestos in its manufacturing processes during the period from 1960 to 1980. On June 1, 2005, the First Instance Court of Bergamo, Italy, found against three former Dalmine managers subject to a consolidated criminal proceeding for "objective responsibility" in the injuries of 21 employees of the company caused by the use of asbestos in manufacturing processes from 1960 to 1980. The managers have decided to appeal before the Court of Appeal of Brescia.

Of the 21 civil parties related to the above consolidated criminal proceeding, 20 have been settled. In addition to the civil and criminal cases, another 22 asbestos related out-of-court claims have been forwarded to Dalmine. Dalmine estimates that its potential liability in connection with the claims not yet settled or covered by insurance is approximately EUR 10.3 million ($12.4 million).

(iv) Commitments

     (a) In connection with its equity interest in Complejo Siderurgico de Guayana C.A. ("Comsigua"), Tenaris pledged its shares in Comsigua and provided a proportional guarantee of $11.7 million in support of project financing provided by the International Finance Corporation ("IFC") in the amount of $156 million. On March 15, 2005 Comsigua

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

          prepaid the remaining balance of approximately $42.5 million owed to the IFC related to the project financing loans. Tenaris has applied to the IFC for release from its proportional guarantee commitment of Comsigua's project loan. This release is pending.

     (b) In July 2004, Tenaris' subsidiary Matesi Materiales Siderurgicos S.A. ("Matesi") entered into a twenty-year agreement with C.V.G.
          Electrificacion del Caroni, C.A. ("Edelca") for the purchase of electric power under certain take-or-pay conditions, with an option to terminate the contract at any time upon three years notice. The agreement established a start-up period until June 2005 for which the take-or-pay conditions were not be in force. The outstanding value of the contract at December 31, 2005 is approximately $60.1 million.

     (c) On August 20, 2004 Matesi entered into a ten-year off-take contract pursuant to which Matesi is required to sell to Sidor on a take-or-pay basis 29.9% of Matesi's HBI production. In addition, Sidor has the right to increase its proportion on Matesi's production by an extra
          19.9% until reaching 49.8% of Matesi's HBI production. Under the contract, the sale price is determined on a cost-plus basis. The contract is renewable for additional three year periods unless Matesi or Sidor objects its renewal more than a year prior to its termination.

     (d) Tenaris entered in a contract with Siderar for the supply of steam generated at the power generation facility owned by Tenaris in San Nicolas. Under this contract, Tenaris is required to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. This outsourcing contract is due to terminate in 2018. In October 2004, Tenaris detected technical problems at its electric power generating facility located in San Nicolas, Argentina during the routine maintenance of the equipment. GE Energy, the generator's manufacturer, assumed the cost of the repairs of the generator, estimated at $9.0 million. Tenaris recognized a receivable with the manufacturer for the cost of the repairs. The Company impaired the value of these assets under Property, Plant and Equipment for $11.7 million. The reparation of the generating facility was completed by September 2005.

     (e) Under a lease agreement entered into in 2000 between Gade Srl (Italy) and Dalmine relating to a building located in Sabbio Bergamasco and used by Dalmine's former subsidiary, Tad Commerciale, Dalmine is obligated to bid in the auction for the purchase of a building owned by Gade for a minimum amount of EUR 8.3 million ($10.0 million). As of the present, a date for the auction has not been announced.

     (f) In August 2001, Dalmine Energie S.p.A. ("Dalmine Energie") entered into a ten-year contract ending October 1, 2011 with Eni S.p.A. Gas & Power Division ("Eni") for the purchase of natural gas with certain take-or-pay conditions. The outstanding value of these commitments at December 31, 2005 amounts to approximately EUR 816.3 million ($963.0 million).

     (g) Under the Gas Release Program enacted by Eni, in August 2004, Dalmine Energie increased its supply of natural gas for the period from
          October 1, 2004 to September 30, 2008. The gas purchase and sale agreements entered into with Eni contain customary take-or-pay conditions. The additional gas supply mentioned above is valued at approximately EUR 266.3 million ($313.3 million), based on prices prevailing as of December 2005. Dalmine Energie has also obtained the necessary capacity on the interconnection infrastructure at the Italian border to transport the natural gas to Italy for the supply period.

     (h) Dalmine Energie has entered into arrangements and expects to obtain additional gas transportation capacity on the Trans Austria Gasleitung GmbH ("TAG") pipeline, which is presently under construction. This capacity will allow Dalmine Energie to import an incremental 1,176.5 million cubic meters of natural gas per year. The additional transportation capacity, which is subject to "ship or pay" provisions, will be available on a firm basis on the TAG pipeline beginning October 2008 and through September 2028.

          The  expected  annual  value  of  this  "ship  or pay"  commitment  is approximately EUR 5.0 million per year. Tenaris provided bank guarantees in the amount of EUR 15.1 million in support of Dalmine Energie. The value of the bank guarantees correspond to the termination penalties that would be due TAG in the event of termination or non-utilization of the transportation capacity.

(v)  Restrictions on the distribution of profits and payment of dividends

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------
As of December 31, 2005, shareholders' equity as defined under Luxembourg law and regulations consisted of:

  (all amounts in thousands of U.S. dollars)
    Share capital                                                  1,180,537
    Legal reserve                                                    118,054
    Share premium                                                    609,733
    Retained earnings  including net income for the
     year ended December 31, 2005                                  1,171,738
                                                                 ------------
    Total shareholders equity according to Luxembourg law          3,080,062
                                                                 ============

At least 5% of the net income per year as calculated in accordance with Luxembourg law and regulations must be allocated to the creation of a legal reserve equivalent to 10% of share capital. As of December 31, 2005, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid from this reserve.

Tenaris may pay dividends to the extent that it has distributable retained earnings and distributable reserve calculated in accordance with Luxembourg law and regulations.

At December 31, 2005, the distributable reserve, including retained earnings and profit for the financial year, of Tenaris under Luxembourg law totalled $1,171.7 million, as detailed below.

(all amounts in thousands of U.S. dollars)

    Distributable reserve at December 31, 2004
     under Luxembourg law                                              536,541
    Dividends and distributions received                               449,270
    Other income and expenses for the year
     ended December 31, 2005                                           535,366
    Dividends paid                                                    (349,439)
                                                                    ------------
    Distributable reserve at December 31, 2005
     under Luxembourg law                                            1,171,738
                                                                    ============


27   Ordinary shares and share premium

                                            Number of Ordinary shares
                                      ------------------------------------
                                              2005                 2004

         At January 1                   1,180,536,830       1,180,287,664
         Net issue of shares                        -           249,166
                                      ------------------------------------
         At December 31                 1,180,536,830       1,180,536,830
                                      ------------------------------------

The total of issued and outstanding ordinary shares as of December 31, 2005 is 1,180,536,830 with a par value of $1.00 per share with one vote each.

28   Business combinations and other acquisitions

(a) As described in AP B, management has applied IFRS 3 to the business combinations detailed below.

On May 4, 2005, the Company completed the acquisition of 97% of the equity in S.C. Donasid S.A., a Romanian steel producer, for approximately $47.9 million in cash and assumed liabilities. The shares of Siprofer A.G. and Donasid Service S.r.l. were also acquired as part of this transaction.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

On July 26, 2004 Tenaris acquired all of the shares of Tubman International Ltd. ("Tubman"), a company incorporated under the laws of Gibraltar, which owned
84.86% of the shares of S. C. Silcotub S.A. ("Silcotub") and controlling interests in two minor subsidiaries, and all of the shares of Intermetal Com S.r.l. ("Intermetal") for a total consideration of $42.0 million. Silcotub, the minor subsidiaries and Intermetal are incorporated in Romania. The acquisition of these companies did not generate goodwill.

On July 9, 2004 Tenaris and Sidor, through their jointly owned company Matesi, acquired the industrial facilities for the production of pre-reduced HBI located in Ciudad Guayana, Venezuela, from Posven, a Venezuelan company. The price of the acquisition was $120.0 million. The acquisition did not generate goodwill. As of December 31, 2005 Tenaris held 50.2% of Matesi, while Sidor owned the remaining 49.8%.

Subsequently, Tenaris reached agreement with the Romanian privatization agency ("AVAS") to settle litigation commenced by the latter against Tubman in connection with its alleged breach of certain obligations under the privatization agreement under which Tubman purchased control of S.C. Laminorul S.A. ("Laminorul"). Pursuant to the agreement, signed on November 1, 2004 Tenaris transferred 9,931,375 shares of Laminorul (representing 69.99% of
Laminorul's capital stock) to the Romanian government, retaining 2,334,145 shares (16.45% of Laminorul's capital stock).

The businesses acquired in 2004 contributed revenues of $93.2 million and net income of $6.1 million to Tenaris. Businesses acquired in 2005 did not materially contribute to the Company's revenue and income.

The assets and liabilities arising from the acquisitions are as a follows:

                                                    Year ended December 31,
                                                      2005           2004
                                                   --------------------------
  (all amounts in thousands of U.S. dollars)

  Other assets and liabilities (net)                 (41,755)     (25,060)
  Property, plant and equipment                       67,211      191,097
  Goodwill                                               769            -
                                                   --------------------------
  Net assets acquired                                 26,225      166,037
  Minority Interest                                     (527)      (8,034)
                                                   --------------------------
  Total non-current liabilities (*)                        -      (60,408)
                                                   --------------------------
  Total liabilities assumed                                -      (60,408)
                                                   --------------------------
  Sub-total                                           25,698       97,595
                                                   --------------------------
  Cash-acquired                                            -        5,177
  Common stock issued in acquisition of
    minority interest                                                 820
                                                   --------------------------
  Purchase consideration                              25,698      103,592
  Liabilities paid as part of purchase
   agreement                                          22,594            -
                                                   --------------------------
  Total disbursement                                  48,292      103,592
                                                   ==========================

     Net cash consideration (total disbursement less cash acquired and common stock issued in acquisition of minority interest) amounted to $ 48,292 and $ 97,595 at December 31, 2005 and 2004 respectively.

     (*) At December 31, 2004 includes Matesi's liability with Sidor (minority shareholder of Matesi).


(b) Incorporations: On January 23, 2004 Tenaris Investments Limited was incorporated in Ireland to assist the financial activities of the Company and its other subsidiaries; on that date, Tenaris underwrote all of the common shares of the new company and increased the subsidiary's capital stock to $50.0 million.

(c) Asset Purchases: On February 2, 2004 Tenaris completed the purchase of the land and manufacturing facilities that were previously leased by its Canadian operating subsidiary. The assets were acquired from Algoma Steel Inc. for the price of approximately $9.6 million, plus transaction costs.

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

(d) Capitalization of Convertible Debt of Consorcio Siderurgia Amazonia, Ltd. ("Amazonia") and Exchange of Interests in Amazonia and Ylopa Servicos de Consultadoria Lda. ("Ylopa") for shares of Ternium S.A. ("Ternium")

     On February 3, 2005, Ylopa exercised its option to convert the convertible debt it held in Amazonia into common stock. In connection of this conversion, Tenaris recognized a gain of $83.1 million in 2004. As a result, Tenaris' ownership stake in Amazonia increased from 14.5% to 21.2%, and its indirect ownership in Sidor C.A. ("Sidor") increased from 8.7% to 12.6%.

     On September 9, 2005, the Company exchanged its interest in Amazonia and its interest in Ylopa, for 209,460,856 shares in Ternium, a new company formed by San Faustin N.V. (a Netherlands Antilles corporation and controlling shareholder of Tenaris) to consolidate its Latin American holdings in flat and long steel producers Siderar S.A.I.C., Sidor C.A. and Hylsamex, S.A de C.V. . As a result of the exchange, which was carried out based on fair values as determined by an internationally recognized investment bank engaged for this purpose, Tenaris obtained an ownership interest of approximately 17.9% in Ternium.

     Subsequently, on October 27, 2005, Usinas Siderurgicas de Minas Gerais S.A. ("Usiminas") reached agreement with Ternium to exchange its interests in Amazonia, Ylopa and Siderar S.A.I.C., plus additional consideration of approximately $114.1 million provided as a convertible loan, for an equity stake in Ternium. As a result of this transaction, at December 31, 2005, Tenaris' ownership stake in Ternium was reduced to 15.0% of Ternium's outstanding common stock. As this was an equity transaction in Ternium, the effect of $2.7 million at Tenaris's percentage of ownership was recognized in other reserves in equity.

     In addition, as of December 31, 2005, Tenaris had also extended two loans totaling approximately $40.4 million to Ternium, consisting of principal amount of $39.7 million plus accrued interest. The principal amount of these loans at the date issue corresponded to the amount of excess cash distributions received from Amazonia during the second and third quarters of 2005. The loans were convertible into shares of Ternium at the discretion of Tenaris upon the occurrence of: 1) maturity of the loan in July and August 2011; 2) an event of default as defined in certain loan agreements between Ternium and its banks. Conversion of the loan was mandatory upon an initial public offering ("IPO") of shares by Ternium.

     On February 1, 2006, Ternium completed its initial public offering of shares, issuing an additional 248,447,200 shares (equivalent to 24,844,720
     ADS) at a price of $2.00 per share, or $20.00 per ADS. Tenaris received an additional 20,252,338 shares upon the mandatory conversion of its loans to Ternium. In addition to the shares issued to Tenaris, Ternium issued additional shares to other shareholders corresponding to their mandatory convertible loans. As a result of the IPO and the conversion of loans, as of February 1, 2006, Tenaris' ownership stake in Ternium common stock amounted to 11.59%.

     Because the exchange of its holdings in Amazonia and Ylopa for shares in Ternium, were considered to be transactions between companies under common control, Tenaris has initially recorded its ownership interest in Ternium at the carrying value of the investments exchanged. At the transaction date, the carrying value of Amazonia and Ylopa was $229.7 million while Tenaris' proportional ownership in the equity of Ternium at September 30, 2005 amounted to $252.3 million. The difference of $22.6 million between the carrying value of Amazonia and Ylopa and Tenaris' proportional ownership in the equity of Ternium will be maintained in the future. As a result of this accounting treatment, Tenaris' reported value of its investment in Ternium will not reflect its proportional ownership of Ternium's net equity position.

     Until September 30, 2005, Tenaris recognized its proportional earnings in Amazonia and Ylopa, which amounted to $26.5 million. For the quarter ended December 31, 2005, Tenaris recognized earnings from its investment in Ternium in the amount of $21.8 million. Going forward, Tenaris will continue to recognize its share of Ternium's earnings to the extent of its proportional ownership.

(e) Acindar: On May 18, 2005, Siat S.A., a subsidiary of Tenaris, and Acindar Industria Argentina de Aceros S.A. ("Acindar") signed a letter of intent pursuant to which Siat confirmed its intention to acquire Acindar's welded pipe assets and facilities located in Villa Constitucion, province of Santa Fe, Argentina, for $28.0 million. On January 31, 2006 Siat completed this

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------
     acquisition. The facilities acquired have an annual capacity of 80,000 tons of welded pipes whose small diameter range largely complements the range of welded pipes that Tenaris produces in Argentina. Of the $28.0 million purchase price, approximately $4.0 million are pending of completion of certain actions by Acindar.

(f) Capital Investment: On September 16, 2004 Tenaris' Board of Directors approved an investment to construct a gas-fired 120 MW combined heat and power plant in Dalmine, Italy with an estimated cost of approximately EUR 109 million (approximately $131 million). This investment is expected to improve the competitiveness of Tenaris' Italian seamless pipe operations by reducing energy costs and securing a reliable source of power.

29   Related party transactions

The Company is controlled by San Faustin N.V., a Netherlands Antilles corporation, which owns 60.4% of the Company's outstanding shares, either directly or through its wholly-owned subsidiary I.I.I. Industrial Investments Inc., a Cayman Islands corporation. The Company's directors and executive officers as a group own 0.2% of the Company's outstanding shares, while the remaining 39.4% is publicly traded. The ultimate controlling entity of the Company is Rocca & Partners S.A., a British Virgin Islands corporation.

The following transactions were carried out with related parties:

   At December 31, 2005
                                           Associated (1)      Other      Total
   (i) Transactions

   (a) Sales of goods and services
      Sales of goods                             104,054     75,948     180,002
      Sales of services                            7,499      7,830      15,329
                                          --------------------------------------
                                                 111,553     83,778     195,331
                                          --------------------------------------
   (b) Purchases of goods and services
      Purchases of goods                          67,814     33,949     101,763
      Purchases of services                       15,773     63,220      78,993
                                          --------------------------------------
                                                  83,587     97,169     180,756
                                          --------------------------------------
   At December 31, 2004
                                           Associated (2)      Other      Total
   (i) Transactions
   (a) Sales of goods and services
      Sales of goods                              26,088     46,844      72,932
      Sales of services                           15,365      9,618      24,983
                                          --------------------------------------
                                                  41,453     56,462      97,915
                                          --------------------------------------
   (b) Purchases of goods and services
      Purchases of goods                          30,648     32,484      63,132
      Purchases of services                        7,526     51,305      58,831
                                          --------------------------------------
                                                  38,174     83,789     121,963
                                          --------------------------------------

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

   At December 31, 2003
                                           Associated (2)      Other      Total
   (i) Transactions
   (a) Sales of goods and services
      Sales of goods                               5,206     52,659      57,865
      Sales of services                            2,895      8,916      11,811
                                          --------------------------------------
                                                   8,101     61,575      69,676
                                          --------------------------------------
   (b) Purchases of goods and services
      Purchases of goods                          26,679     44,305      70,984
      Purchases of services                          459     64,334      64,793
                                          --------------------------------------
                                                  27,138    108,639     135,777
                                          --------------------------------------
   (c) Acquisitions of subsidiaries                    -       (304)       (304)
                                          --------------------------------------

   At December 31, 2005
                                           Associated (3)      Other      Total
   (ii) Year-end balances
      (a) Arising from sales/purchases of
           goods/services
         Receivables from related parties         30,988     15,228      46,216
         Payables to related parties (1)         (21,034)    (8,413)    (29,447)
                                          --------------------------------------
                                                   9,954      6,815      16,769
                                          --------------------------------------
       (b) Other balances                         42,437          -      42,437
                                          --------------------------------------
       (c) Financial debt
          Borrowings and overdrafts (4)          (54,801)         -     (54,801)
                                          --------------------------------------


   At December 31, 2004
                                           Associated (2)      Other      Total
   (ii) Year-end balances

      (a) Arising from sales/purchases of
           goods/services
         Receivables from related parties         25,593     27,070      52,663
         Payables to related parties (1)          (4,914)   (12,487)    (17,401)
                                          --------------------------------------
                                                  20,679     14,583      35,262
                                          --------------------------------------
      (b) Cash and cash equivalents
         Time deposits                                 -          6           6
                                          --------------------------------------
       (c) Other balances
          Trust Fund                                   -    119,666     119,666
          Convertible debt instruments -
           Ylopa                                 121,955          -     121,955
                                          --------------------------------------
                                                 121,955    119,666     241,621
                                          --------------------------------------
       (d) Financial debt
          Borrowings and overdrafts (5)          (51,457)    (5,449)    (56,906)
                                          --------------------------------------

   At December 31, 2003
                                           Associated (2)      Other      Total
   (ii) Year-end balances
      (a) Arising from sales/purchases of
           goods/services
         Receivables from related parties          6,253     35,863      42,116
         Payables to related parties             (18,968)   (18,251)    (37,219)
                                          --------------------------------------
                                                 (12,715)    17,612       4,897
                                          --------------------------------------
      (b) Cash and cash equivalents
         Time deposits                                 -        420         420
                                          --------------------------------------
      (c) Other balances
          Trust Fund                                   -    118,087     118,087
          Convertible debt instruments -
           Ylopa                                  33,508          -      33,508
                                          --------------------------------------
                                                  33,508    118,087     151,595
                                          --------------------------------------
       (d) Financial debt
          Borrowings and overdrafts                    -     (5,716)     (5,716)
          Borrowings from trust fund                   -     (1,789)     (1,789)
                                          --------------------------------------
                                                       -     (7,505)     (7,505)
                                          --------------------------------------

(1) Up to September 30, 2005 includes: Condusid, Ylopa, Amazonia and Sidor. From October 1, 2005 includes: Condusid and Ternium.
(2)  Includes: Condusid, Ylopa, Amazonia and Sidor
(3)  Includes: Condusid and Ternium.
(4)  Convertible loan from Sidor to Matesi.
(5) Includes convertible loan from Sidor to Matesi of $51.5 million at December 31, 2004.

(iii) Officers and directors' compensation

The aggregate compensation of the directors and executive officers earned during 2005 and 2004 amounts to $14.3 million and $9.8 million respectively.

30   Cash flow disclosures


                                                                   Year ended December 31,
                                                     -----------------------------------------------------
                                                           2005             2004              2003
(i)      Changes in working capital

         Inventories                                       (101,143)        (411,045)        (151,766)
         Receivables and prepayments                          1,513          (82,845)          10,900
         Trade receivables                                 (387,240)        (271,225)           4,142
         Other liabilities                                   34,526          (37,443)          39,585
         Customer advances                                  (14,156)          72,678           17,636
         Trade payables                                      32,561          108,693          (27,653)
                                                     -----------------------------------------------------
                                                           (433,939)        (621,187)        (107,156)
                                                     -----------------------------------------------------


Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------


(ii)     Income tax accruals less payments


         Tax accrued                                         568,753          220,376            63,918
         Taxes paid                                         (419,266)        (175,717)         (202,488)
                                                     -----------------------------------------------------
                                                             149,487           44,659          (138,570)
                                                     -----------------------------------------------------

(iii)    Interest accruals less payments, net

         Interest accrued                                     29,236           32,683            16,708
         Interest paid net                                   (27,317)         (15,710)          (19,740)
                                                     -----------------------------------------------------
                                                               1,919           16,973            (3,032)
                                                     -----------------------------------------------------

(iv)    Cash and cash equivalents

        Cash and bank deposits                               707,356          311,579           247,834
        Bank overdrafts                                      (24,717)          (4,255)           (9,804)
        Restricted bank deposits                              (2,048)         (13,500)                -
                                                     -----------------------------------------------------
                                                             680,591          293,824           238,030
                                                     -----------------------------------------------------


Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------


31   Principal subsidiaries

The following is a list of Tenaris's subsidiaries and its direct and indirect percentage of ownership of each company at December 31, 2005, 2004 and 2003.


---------------------------------------------------------------------------------------------------------------------------
                 Company                      Country of               Main activity             Percentage of ownership
                                             Organization                                            at December 31,
---------------------------------------------------------------------------------------------------------------------------
                                                                                                  2005     2004     2003
---------------------------------------------------------------------------------------------------------------------------
Algoma Tubes Inc.                          Canada            Manufacturing of seamless steel      100%     100%     100%
                                                             pipes
---------------------------------------------------------------------------------------------------------------------------
Confab Industrial S.A. and subsidiaries    Brazil            Manufacturing of welded steel        39%      39%      39%
(c)                                                          pipes and capital goods
---------------------------------------------------------------------------------------------------------------------------
Dalmine Energie S.p.A. (h)                 Italy             Trading of energy                    100%     100%     100%
---------------------------------------------------------------------------------------------------------------------------
Dalmine Holding B.V. and subsidiaries      Netherlands       Holding company                      99%      99%      99%
---------------------------------------------------------------------------------------------------------------------------
Dalmine S.p.A.                             Italy             Manufacturing of seamless steel      99%      99%      99%
                                                             pipes
---------------------------------------------------------------------------------------------------------------------------
Tenaris Fittings S.A. de C.V. (previously  Mexico            Manufacturing of welded fittings     100%     100%     100%
Empresas Riga S.A. de C.V.)                                  for seamless steel pipes
---------------------------------------------------------------------------------------------------------------------------
Energy Network S.R.L. (b)                  Romania           Trading of energy                    100%      -        -
---------------------------------------------------------------------------------------------------------------------------
Exiros S.A.                                Uruguay           Procurement services for             100%     100%     100%
                                                             industrial companies
---------------------------------------------------------------------------------------------------------------------------
Information Systems and Technologies N.V.  Netherlands       Software development and             75%      75%      75%
                                                             maintenance
---------------------------------------------------------------------------------------------------------------------------
Information Systems and Technologies S.A.  Argentina         Software development and             100%     100%     100%
(d)                                                          maintenance
---------------------------------------------------------------------------------------------------------------------------
Inmobiliaria Tamsa S.A. de C.V.            Mexico            Leasing of real estate               100%     100%     100%
---------------------------------------------------------------------------------------------------------------------------
Insirger S.A. and subsidiaries (g)         Argentina         Electric power generation             -       100%     100%
---------------------------------------------------------------------------------------------------------------------------
Intermetal Com SRL (a)                     Romania           Marketing of Scrap and other raw     100%     100%      -
                                                             materials
---------------------------------------------------------------------------------------------------------------------------
Inversiones Berna S.A.  (b)                Chile             Financial company                    100%      -        -
---------------------------------------------------------------------------------------------------------------------------
Inversiones Lucerna S.A.  (b)              Chile             Financial company                    82%       -        -
---------------------------------------------------------------------------------------------------------------------------
Invertub S.A. and subsidiaries (g)         Argentina         Holding Company                       -       100%     100%
---------------------------------------------------------------------------------------------------------------------------
Lomond Holdings B.V. and subsidiaries      Netherlands       Procurement services for             100%     100%     100%
                                                             industrial companies
---------------------------------------------------------------------------------------------------------------------------
Matesi, Materiales Siderurgicos S.A.  (a)  Venezuela         Production of hot briquetted iron    50%      50%       -
                                                             (HBI)
---------------------------------------------------------------------------------------------------------------------------
Metalcentro S.A.                           Argentina         Manufacturing of pipe-end            100%     100%     100%
                                                             protectors and lateral impact
                                                             tubes
---------------------------------------------------------------------------------------------------------------------------
Metalmecanica S.A.                         Argentina         Manufacturing of steel products      100%     100%     100%
                                                             for oil extraction
---------------------------------------------------------------------------------------------------------------------------
NKK Tubes K.K.                             Japan             Manufacturing of seamless steel      51%      51%      51%
                                                             pipes
---------------------------------------------------------------------------------------------------------------------------
Operadora Electrica S.A. (e)               Argentina         Electric power generation            100%     100%     100%
---------------------------------------------------------------------------------------------------------------------------


Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------

31       Principal subsidiaries (Cont'd.)


--------------------------------------------------------------------------------------------------------------------------
                 Company                       Country of              Main activity          Percentage of ownership at
                                              Organization                                           December 31,
--------------------------------------------------------------------------------------------------------------------------
                                                                                                2005      2004     2003
--------------------------------------------------------------------------------------------------------------------------
Quality Tubes (UK) Ltd. (h)                United Kingdom      Marketing of steel products      100%      100%     100%
--------------------------------------------------------------------------------------------------------------------------
S.C. Donasid and subsidiary (b)            Romania             Manufacturing of steel            99%       -        -
                                                               products
--------------------------------------------------------------------------------------------------------------------------
S.C. Silcotub S.A. and subsidiaries (a)    Romania             Manufacturing of seamless         85%      85%       -
                                                               steel pipes
--------------------------------------------------------------------------------------------------------------------------
Scrapservice S.A.                          Argentina           Processing of scrap               75%      75%      75%
--------------------------------------------------------------------------------------------------------------------------
Servicios Generales TenarisTamsa S.A. de   Mexico              Handling and maintenance of      100%      100%     100%
C.V. (f)                                                       steel pipes
--------------------------------------------------------------------------------------------------------------------------
Siat S.A.                                  Argentina           Manufacturing of welded steel     82%      82%      82%
                                                               pipes
--------------------------------------------------------------------------------------------------------------------------
Siderca International A.p.S.               Denmark             Holding company                  100%      100%     100%
--------------------------------------------------------------------------------------------------------------------------
Siderca S.A.I.C.                           Argentina           Manufacturing of seamless        100%      100%     100%
                                                               steel pipes
--------------------------------------------------------------------------------------------------------------------------
Siderestiba S.A.                           Argentina           Logistics                         99%      99%      99%
--------------------------------------------------------------------------------------------------------------------------
Sidtam Limited                             B.V.I.              Holding company                  100%      100%     100%
--------------------------------------------------------------------------------------------------------------------------
Siprofer A.G. (b)                          Switzerland         Holding company                  100%       -        -
--------------------------------------------------------------------------------------------------------------------------
SO.PAR.FI Dalmine Holding S.A.             Luxembourg          Holding company                   99%      99%      99%
--------------------------------------------------------------------------------------------------------------------------
Sociedad Industrial Puntana S.A.           Argentina           Manufacturing of steel           100%      100%     100%
                                                               products
--------------------------------------------------------------------------------------------------------------------------
Socominter S.A.                            Venezuela           Marketing of steel products      100%      100%     100%
--------------------------------------------------------------------------------------------------------------------------
Socominter Ltda.                           Chile               Marketing of steel products      100%      100%     100%
--------------------------------------------------------------------------------------------------------------------------
Talta - Trading e Marketing Lda. (a)       Madeira             Holding Company                  100%      100%      -
--------------------------------------------------------------------------------------------------------------------------
Tamdel LLC and subsidiaries (f)            Mexico              Holding company                  100%      100%     100%
--------------------------------------------------------------------------------------------------------------------------
Tamser S.A. de C.V. (f)                    Mexico              Marketing of scrap               100%      100%     100%
--------------------------------------------------------------------------------------------------------------------------
Tamsider LLC                               USA                 Holding company                  100%      100%     100%
--------------------------------------------------------------------------------------------------------------------------
Tamsider S.A. de C.V. and subsidiaries (g) Mexico              Promotion and organization of      -       100%     100%
                                                               steel-related companies and
                                                               marketing of steel products
--------------------------------------------------------------------------------------------------------------------------
Tamtrade S.A.de C.V. (g)                   Mexico              Marketing of steel products        -       100%     100%
--------------------------------------------------------------------------------------------------------------------------
Techint Investment Netherlands B.V.        Netherlands         Holding company                  100%      100%     100%
--------------------------------------------------------------------------------------------------------------------------
Tenaris Autopartes S.A. de C.V.            Mexico              Manufacturing of supplies for    100%      100%     100%
                                                               the automotive industry
--------------------------------------------------------------------------------------------------------------------------


Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------------------
Tenaris Confab Hastes de Bombeio  S.A. (a) Brazil              Manufacturing of steel            70%      70%       -
                                                               products for oil extraction
--------------------------------------------------------------------------------------------------------------------------
Tenaris Connections A.G. and subsidiaries   Liechtenstein      Ownership and licensing of       100%     100%     99%
                                                               steel technology
--------------------------------------------------------------------------------------------------------------------------
Tenaris Financial Services S.A.             Uruguay            Financial Services               100%     100%    100%
--------------------------------------------------------------------------------------------------------------------------
Tenaris Global Services B.V.                Netherlands        Sales agent of steel products    100%     100%    100%
--------------------------------------------------------------------------------------------------------------------------
Tenaris Global Services (B.V.I.) Ltd.       B.V.I.             Holding company                  100%     100%    100%
--------------------------------------------------------------------------------------------------------------------------
Tenaris Global Services (Canada) Inc.       Canada             Marketing of steel products      100%     100%    100%
--------------------------------------------------------------------------------------------------------------------------
Tenaris Global Services de Bolivia S.R.L.   Bolivia            Marketing of steel products      100%     100%    100%
(previously Socominter de Bolivia S.R.L.)
--------------------------------------------------------------------------------------------------------------------------
Tenaris Global Services  Ecuador S.A.       Ecuador            Marketing of steel products      100%     100%    100%
--------------------------------------------------------------------------------------------------------------------------
Tenaris Global Services  (Egypt) Ltd. (b)   Egypt              Marketing of steel products      100%      -        -
--------------------------------------------------------------------------------------------------------------------------
Tenaris Global Services Far East Pte.       Singapore          Marketing of steel products      100%     100%    100%
Ltd.
--------------------------------------------------------------------------------------------------------------------------
Tenaris Global Services (Japan) K.K.        Japan              Marketing of steel products      100%     100%    100%
(previously DST Japan K.K.)
--------------------------------------------------------------------------------------------------------------------------
Tenaris Global Services (Kazakhstan ) LLP   Kazakhstan         Marketing of steel products      100%     100%      -
(a)
--------------------------------------------------------------------------------------------------------------------------
Tenaris Global Services Korea               Korea              Marketing of steel products      100%     100%    100%
--------------------------------------------------------------------------------------------------------------------------
Tenaris Global Services LLC                 U.S.A.             Sales agent of steel products    100%     100%    100%
--------------------------------------------------------------------------------------------------------------------------
Tenaris Global Services Nigeria Ltd.        Nigeria            Marketing of steel products      100%     100%    100%
(Previously Tubular DST Nigeria Ltd.)
--------------------------------------------------------------------------------------------------------------------------
Tenaris Global Services Norway AS           Norway             Marketing of steel products      100%     100%    100%
--------------------------------------------------------------------------------------------------------------------------
Tenaris Global Services (Panama) S.A.       Panama             Marketing of steel products      100%     100%    100%
--------------------------------------------------------------------------------------------------------------------------
Tenaris Global Services S.A.                Uruguay            Holding company and marketing    100%     100%    100%
                                                               of steel products
--------------------------------------------------------------------------------------------------------------------------
Tenaris Global Services (UK) Ltd.           United Kingdom     Marketing of steel products      100%     100%    100%
--------------------------------------------------------------------------------------------------------------------------
Tenaris Global Services (U.S.A.)            U.S.A.             Marketing of steel products      100%     100%    100%
Corporation
--------------------------------------------------------------------------------------------------------------------------
Tenaris Investments Ltd. (a)                Ireland            Holding company                  100%     100%      -
--------------------------------------------------------------------------------------------------------------------------
Tenaris Qingdao Steel Pipes Ltd. (b)        China              Manufacturing of steel pipes     100%      -        -
                                                               and connections
--------------------------------------------------------------------------------------------------------------------------
Tenaris West Africa Ltd.                    United Kingdom     Finishing of steel pipes         100%     100%    100%
--------------------------------------------------------------------------------------------------------------------------
Texas Pipe Threaders Co.                    U.S.A.             Finishing and marketing of       100%     100%    100%
                                                               steel pipes
--------------------------------------------------------------------------------------------------------------------------


Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------------------
                 Company                       Country of             Main activity           Percentage of ownership
                                               Organization                                        at December 31,
--------------------------------------------------------------------------------------------------------------------------
                                                                                                2005     2004    2003
--------------------------------------------------------------------------------------------------------------------------
Tubman Holdings (Gibraltar) LLP (a)         Gibraltar          Holding company                  100%     100%      -
--------------------------------------------------------------------------------------------------------------------------
Tubman International Ltd. (a)               Gibraltar          Holding company                  100%     100%      -
--------------------------------------------------------------------------------------------------------------------------
Tubos de Acero de Mexico S.A.               Mexico             Manufacturing of seamless        100%     100%    100%
                                                               steel pipes
--------------------------------------------------------------------------------------------------------------------------
Tubos de Acero de Venezuela S.A.            Venezuela          Manufacturing of seamless        70%      70%      70%
                                                               steel pipes
--------------------------------------------------------------------------------------------------------------------------



(a)  Incorporated or acquired during 2004
(b)  Incorporated or acquired during 2005
(c) Tenaris holds 99% of the voting shares of Confab Industrial S.A. and has, directly or indirectly, the majority of voting rights in all of its subsidiaries.
(d) Included in December 2003 in "Information Systems and technologies N.V. and subsidiaries" and in December 2004 in "Invertub S.A. and subsidiaries"
(e)  Included in December 2004 in "Insirger S.A. and subsidiaries"
(f)  Included in December 2004 in "Tamsider S.A. de C.V. and subsidiaries"
(g)  Merged during 2005
(h)  Included  in  December   2003  and  2004  in  "Dalmine   Holding  B.V.  and
     subsidiaries"




                                               Carlos Condorelli
                                            Chief Financial Officer

Tenaris S.A. Consolidated financial statements for the years ended December 31, 2005, 2004 and 2003
--------------------------------------------------------------------------------


Report of Independent Registered Public Accounting Firm


To the Board of Directors and Shareholders of Tenaris S.A.


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in equity present fairly, in all material respects, the financial position of Tenaris S.A. and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with International Financial Reporting Standards. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


Buenos Aires, March 1, 2006

PRICE WATERHOUSE & CO. S.R.L.

by                              (Partner)
-----------------------------------------
          Daniel A. Lopez Lado

                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: March 6, 2006




                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary